Exhibit 99.3

Consolidated Financial Statement

For the Years Ended December 31, 2014, and 2013

Management Report

The annual report, including the consolidated financial statements and Management’s Discussion and Analysis (MD&A), is the responsibility of the management of the Company. The consolidated financial statements were prepared by management in accordance with International Financial Reporting Standards. Where alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances. The significant accounting policies used are described in note 4 to the consolidated financial statements. Certain amounts in the financial statements are based on estimates and judgments relating to matters not concluded by year-end. The integrity of the information presented in the financial statements is the responsibility of management. Financial information presented elsewhere in this annual report has been prepared by management and is consistent with the information in the consolidated financial statements.

The board of directors is responsible for ensuring that management fulfills its responsibilities and for providing final approval of the annual consolidated financial statements. The board has appointed an Audit and Risk Committee comprising four directors, none of whom is an officer or employee of the Company or its subsidiaries. The Audit and Risk Committee meets at least four times each year to discharge its responsibilities under a written mandate from the board of directors. The Audit and Risk Committee meets with management and with the external auditors to satisfy itself that it is properly discharging its responsibilities; reviews the consolidated financial statements, MD&A, and Independent Auditors’ Report; and examines other auditing and accounting matters. The Audit and Risk Committee has reviewed the audited consolidated financial statements with management and discussed the quality of the accounting principles as applied and the significant judgments affecting the consolidated financial statements. The Audit and Risk Committee has discussed with the external auditors the external auditors’ judgments of the quality of those principles as applied and the judgments noted above. The consolidated financial statements and MD&A have been reviewed by the Audit and Risk Committee and approved by the board of directors of Stantec Inc.

The consolidated financial statements have been examined by the shareholders’ auditors, Ernst & Young LLP, Chartered Accountants. The Independent Auditors’ Report outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The external auditors have full and unrestricted access to the Audit and Risk Committee, with or without management being present.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission “(2013 framework)”. Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as at December 31, 2014.

Ernst & Young LLP, which has audited the consolidated financial statements of the Company for the year ended December 31, 2014, has also issued a report on the effectiveness of the Company’s internal control over financial reporting.

As permitted by published guidance of the U.S. Securities and Exchange Commission (SEC), management’s evaluation of and conclusions on the effectiveness of internal control over financial reporting excluded the internal controls of the following companies that were acquired during 2014: Process Unlimited International, Inc.; JBR Environmental Consultants, Inc.; Group Affiliates Inc.; USKH Inc.; and Penfield & Smith Engineers, Inc. The assets and liabilities and results of operations from these companies are included in the Company’s consolidated financial statements. The aggregate assets acquired were $82.2 million which represents 4.1% of the Company’s total assets as at December 31, 2014. The gross revenue earned from their dates of acquisition to December 31, 2014, constitued 4.7% of the Company’s gross revenue for the year ended December 31, 2014.

Bob Gomes, P.Eng.	Dan Lefaivre, FCMA
President & CEO	Executive Vice President & CFO
February 25, 2015	February 25, 2015

F-1	Stantec Inc.

Independent Auditors’ Report of Registered Public Accounting Firm

To the Board of Directors and Shareholders of Stantec Inc.:

We have audited the accompanying consolidated financial statements of Stantec Inc., which comprise the consolidated statements of financial position as at December 31, 2014 and 2013, and the consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for the years ended December 31, 2014 and 2013, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Stantec Inc. as at December 31, 2014 and 2013, and its financial performance and its cash flows for the years ended December 31, 2014 and 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Stantec Inc.’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(2013 framework)” and our report dated February 25, 2015 expressed an unqualified opinion on Stantec Inc.’s internal control over financial reporting.

Chartered Accountants

Edmonton, Canada

February 25, 2015

F-2	Stantec Inc.

Independent Auditors’ Report on Internal Control

Over Financial Reporting

(Under the standards of the Public Company Accounting Oversight Board (United States))

To the Board of Directors and Shareholders of Stantec Inc.:

We have audited Stantec Inc.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(2013 framework)” (the COSO criteria). Stantec Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Process Unlimited International, Inc.; JBR Environmental Consultants, Inc.; Group Affiliates Inc.; USKH Inc.; ADD, Inc.; and Penfield & Smith Engineers, Inc., which are included in the 2014 consolidated financial statements of Stantec Inc. The total assets acquired from these specified acquisitions represented 4.1% of Stantec Inc.’s consolidated total assets at December 31, 2014 and 4.7% of Stantec Inc.’s consolidated gross revenue for the year then ended not subject to management’s assessment of and conclusion on the effectiveness of internal control over financial reporting. Our audit of internal control over financial reporting of Stantec Inc. also did not include an evaluation of the internal control over financial reporting of these specified acquisitions.

In our opinion, Stantec Inc. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Stantec Inc. as of December 31, 2014 and 2013, and the consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years ended December 31, 2014 and 2013, and our report dated February 25, 2015 expressed an unqualified opinion thereon.

Chartered Accountants

Edmonton, Canada

February 25, 2015

F-3	Stantec Inc.

Consolidated Statements of Financial Position

(In thousands of Canadian dollars)	Notes	December 31 2014 $	December 31 2013 $

ASSETS	16
Current
Cash and cash equivalents	8	153,704	143,030
Trade and other receivables	9	431,751	384,907
Unbilled revenue	32	192,310	143,894
Income taxes recoverable		11,171	8,792
Prepaid expenses		23,425	18,959
Other financial assets	14	31,526	21,418
Other assets		530	5,231

Total current assets		844,417	726,231
Non-current
Property and equipment	10	152,707	133,534
Goodwill	11	760,631	594,826
Intangible assets	12	97,243	78,857
Investments in joint ventures and associates	13	4,975	4,996
Deferred tax assets	25	58,801	45,383
Other financial assets	14	90,667	83,163
Other assets		1,029	1,188

Total assets		2,010,470	1,668,178

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Trade and other payables	15	300,293	259,113
Billings in excess of costs	32	96,082	77,803
Income taxes payable		-	9,127
Current portion of long-term debt	16	53,172	37,130
Provisions	17	10,796	12,047
Other financial liabilities		2,773	1,927
Other liabilities	18	11,953	9,837

Total current liabilities		475,069	406,984
Non-current
Long-term debt	16	256,093	200,943
Provisions	17	51,596	49,539
Deferred tax liabilities	25	74,602	58,082
Other financial liabilities		2,547	2,041
Other liabilities	18	64,318	57,955

Total liabilities		924,225	775,544

Shareholders’ equity
Share capital	21	276,698	262,573
Contributed surplus	21	13,490	12,369
Retained earnings		735,917	606,056
Accumulated other comprehensive income		60,140	11,636

Total shareholders’ equity		1,086,245	892,634

Total liabilities and shareholders’ equity		2,010,470	1,668,178

See accompanying notes

On behalf of Stantec’s Board of Directors

Aram Keith, PE, FASCE, Director	Bob Gomes, P.Eng., Director

F-4	Stantec Inc.

Consolidated Statements of Income

Years ended December 31 (In thousands of Canadian dollars, except per share amounts)	Notes	2014 $	2013 $

Gross revenue		2,529,918	2,236,410
Less subconsultant and other direct expenses		454,607	404,031

Net revenue		2,075,311	1,832,379
Direct payroll costs	27	936,918	829,926

Gross margin		1,138,393	1,002,453
Administrative and marketing expenses	7,21,27	846,148	746,138
Depreciation of property and equipment	10	38,698	32,389
Amortization of intangible assets	12	24,252	21,235
Net interest expense	26	8,515	8,620
Other net finance expense (income)	26	3,083	(1,346)
Share of income from joint ventures and associates	13	(2,419)	(2,276)
Foreign exchange gain		(425)	(184)
Other income		(2,659)	(1,035)

Income before income taxes		223,200	198,912

Income taxes	25
Current		59,728	60,141
Deferred		(1,026)	(7,430)

Total income taxes		58,702	52,711

Net income for the year		164,498	146,201

Earnings per share
Basic	28	1.76	1.58

Diluted	28	1.74	1.57

See accompanying notes

F-5	Stantec Inc.

Consolidated Statements of Comprehensive Income

Years ended December 31 (In thousands of Canadian dollars)	2014 $	2013 $

Net income for the year	164,498	146,201

Other comprehensive income (All items may be reclassified to net income in subsequent periods)

Exchange differences on translation of foreign operations	46,266	26,079
Net unrealized gain on available-for-sale financial assets	2,913	5,032
Net realized gain on available-for-sale financial assets transferred to income	(635)	(535)
Income tax effect on available-for-sale financial assets	(40)	(78)

Other comprehensive income for the year, net of tax	48,504	30,498

Total comprehensive income for the year, net of tax	213,002	176,699

See accompanying notes

F-6	Stantec Inc.

Consolidated Statements of Shareholders’ Equity

(In thousands of Canadian dollars, except shares outstanding)	Shares Outstanding (note 21) #	Share Capital (note 21) $	Contributed Surplus (note 21) $	Retained Earnings $	Accumulated Other Comprehensive Income (Loss) $	Total $

Balance, January 1, 2013	91,967,788	240,369	14,291	491,227	(18,862)	727,025

Net income				146,201		146,201
Other comprehensive income					30,498	30,498

Total comprehensive income				146,201	30,498	176,699
Share options exercised for cash	1,184,476	16,504				16,504
Share-based compensation expense			3,778			3,778
Reclassification of fair value of share options previously expensed		5,700	(5,700)			-
Dividends declared (note 21)				(30,569)		(30,569)
Purchase of non-controlling interests				(803)		(803)

Balance, December 31, 2013	93,152,264	262,573	12,369	606,056	11,636	892,634

Net income				164,498		164,498
Other comprehensive income					48,504	48,504

Total comprehensive income				164,498	48,504	213,002
Share options exercised for cash	683,994	10,587				10,587
Share-based compensation expense			4,659			4,659
Reclassification of fair value of share options previously expensed		3,538	(3,538)			-
Dividends declared (note 21)				(34,637)		(34,637)

Balance, December 31, 2014	93,836,258	276,698	13,490	735,917	60,140	1,086,245

See accompanying notes

F-7	Stantec Inc.

Consolidated Statements of Cash Flows

Years ended in December 31 (In thousands of Canadian dollars)	Notes	2014 $	2013 $

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients		2,599,190	2,225,332
Cash paid to suppliers		(871,696)	(646,719)
Cash paid to employees		(1,438,417)	(1,247,723)
Interest received		2,422	1,774
Interest paid		(8,662)	(9,150)
Finance costs paid		(2,654)	(2,571)
Income taxes paid		(75,667)	(61,201)
Income taxes recovered		2,705	12,387

Cash flows from operating activities	29	207,221	272,129

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired	7	(123,713)	(43,539)
Dividends from investments in joint ventures and associates	13	2,472	2,685
Increase in investments held for self-insured liabilities		(19,597)	(25,129)
Decrease in investments and other assets		3,531	4,681
Proceeds from lease inducements		8,884	-
Purchase of intangible assets		(3,365)	(4,490)
Purchase of property and equipment		(42,706)	(52,639)
Proceeds on disposition of property and equipment		176	998

Cash flows used in investing activities		(174,318)	(117,433)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of bank debt		(136,823)	(70,924)
Proceeds from bank debt		140,320	36,319
Payment of finance lease obligations		(5,174)	(6,271)
Proceeds from issue of share capital		10,587	16,504
Payment of dividends to shareholders	21	(33,641)	(29,782)

Cash flows used in financing activities		(24,731)	(54,154)

Foreign exchange gain on cash held in foreign currency		2,502	1,780

Net increase in cash and cash equivalents		10,674	102,322
Cash and cash equivalents, beginning of the year		143,030	40,708

Cash and cash equivalents, end of the year	8	153,704	143,030

See accompanying notes

F-8	Stantec Inc.

Notes to the Consolidated Statements

1. Corporate Information

The consolidated financial statements of Stantec Inc. (the Company) for the year ended December 31, 2014, were authorized for issue in accordance with a resolution of the Company’s Audit and Risk Committee on February 25, 2015. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol STN. The Company’s registered office is located at 10160 – 112 Street, Edmonton, Alberta. The Company is domiciled in Canada.

The Company is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company’s services include planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects.

2. Basis of Preparation

These consolidated financial statements of the Company were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The accounting policies adopted in these consolidated financial statements are based on IFRS effective as at December 31, 2014.

The consolidated financial statements have been prepared on a historical cost basis, unless otherwise stated in the significant accounting policies. The consolidated financial statements are presented in Canadian dollars, and all values are rounded to the nearest thousand ($000).

All comparative share capital, earnings per share, dividend per share, and share-based payment transaction information have been adjusted from amounts previously reported for the two-for-one share split that occured on November 14, 2014.

3. Basis of Consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries, and its structured entities as at December 31, 2014.

Subsidiaries and structured entities are fully consolidated from the date of acquisition, which is the date the Company obtains control, and continue to be consolidated until the date that such control ceases. The statements of financial position of the subsidiaries and structured entities are prepared as at December 31, 2014. All intercompany balances are eliminated.

Joint ventures are accounted for using the equity method, and joint operations are accounted for by the Company recognizing its share of assets, liabilities, revenue, and expenses of the joint operation.

4. Summary of Significant Accounting Policies

a) Cash and cash equivalents

Cash and cash equivalents include cash, cash in escrow, and unrestricted investments. Such investments are carried at fair value.

b) Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and any impairment losses. Cost includes the cost of replacing parts of property and equipment. When significant parts of property and equipment are required to be replaced in intervals, the Company recognizes such parts as individual assets with specific useful lives and depreciation, respectively. All other repair and maintenance costs are recognized in the consolidated statements of income as incurred.

Notes to the Consolidated Financial Statements
December 31, 2014	F-9	Stantec Inc.

Depreciation is calculated at annual rates designed to write off the costs of assets over their estimated useful lives as follows:

Engineering equipment	20%–30%	Declining balance
Office equipment	20%–30%	Declining balance
Leasehold improvements		Straight-line over term of lease to a maximum of 15 years or the improvement’s economic life
Other	10%–30%	Declining balance

The assets’ residual values, useful lives, and methods of depreciation are reviewed at each financial year-end and adjusted prospectively, if appropriate.

c) Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any impairment losses.

The Company’s intangible assets have finite lives that are amortized over their useful economic lives on a straight-line basis. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end.

Intangible assets acquired from business combinations

The Company’s policy is to amortize client relationships with finite lives over periods ranging from 10 to 15 years. Contract backlog is amortized over estimated contractual lives of generally one to two years. Advantageous leasehold commitments are amortized over estimated lives of 1 to 10 years. The Company assigns value to acquired contract backlog and client relationships using the income approach, which involves quantifying the present value of net cash flows attributed to the subject asset. This, in turn, involves estimating the revenues and earnings expected from the asset. Recognition of the contributory assets, such as workforce, working capital, and property and equipment required and used to generate the expected after-tax earnings, is included since these assets also require a return based on their fair values. Expected earnings after contributory charges and income taxes are discounted by the appropriate after-tax discount rate to arrive at the fair value.

Intangible assets—Software

For internally generated software, research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset when the Company can demonstrate

•	The technical feasibility of completing the intangible asset so that it will be available for use
•	Its intention to complete and its ability to use the asset
•	How the asset will generate future economic benefits
•	The availability of resources to complete the asset
•	The ability to reliably measure the expenditure during development

Following the initial recognition of the development expenditure as an asset, it is carried at cost less any accumulated amortization and any impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. The Company amortizes certain purchased and internally generated software on a straight-line basis over periods ranging from three to seven years.

d) Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement at the inception date. A lease is an agreement whereby the lessor conveys to the lessee, in return for a payment or series of payments, the right to use an asset for an agreed period of time.

Finance leases, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased items, are capitalized at the inception of the lease at the fair value of the leased asset or, if lower, at the present

Notes to the Consolidated Financial Statements
December 31, 2014	F-10	Stantec Inc.

value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability, achieving a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the consolidated statements of income.

Leased assets are depreciated over their useful lives. However, if there is no reasonable certainty that the Company will obtain ownership of the asset by the end of the lease term, the asset is depreciated over the shorter of either its estimated useful life or the lease term. The Company’s finance leases are for certain office and automotive equipment and are depreciated on a 20%-to-30% declining balance basis. The Company also has finance leases for software and are depreciated on a straight-line basis over periods ranging from three to seven years.

Rental payments under operating leases are expensed evenly over the lease term.

From time to time, the Company enters into or renegotiates premises operating leases that result in the receipt of lease inducement benefits. These benefits are accounted for as a reduction of rental expense over the terms of the associated leases. As well, from time to time, the Company enters into or renegotiates premises operating leases that include escalation clauses. The scheduled rent increases pursuant to lease escalation clauses are recognized on a straight-line basis over the lease terms.

e) Investments in joint arrangements and associates

The Company has joint arrangements that are classified as either a joint venture or joint operation based on the rights and obligations arising from the contractual obligations between the parties to the arrangement. Joint arrangements that provide the Company with rights to the net assets of the arrangement are classified as joint ventures, and joint arrangements that provide the Company with rights to the individual assets and obligations arising from the arrangement are classified as joint operations.

The Company accounts for its joint ventures using the equity method, as described below. The Company accounts for its joint operations by recognizing its share of assets, liabilities, revenues, and expenses of the joint operation and combining them line by line with similar items in the Company’s consolidated financial statements.

Investments in associated companies, over which the Company is able to exercise significant influence, but not control, are accounted for using the equity method, which reflects the Company’s investment at original cost plus postacquisition changes in the Company’s share of the net assets of the associate. The share of the profit of associates is recorded in the consolidated statements of income. Since this is profit attributable to the equity holders of the associate, it is profit after tax. Adjustments are made in the Company’s consolidated financial statements to eliminate its share of unrealized gains and losses resulting from transactions with its associates.

If the financial statements of the associates or joint arrangements are prepared for a date that is different than the Company’s date, adjustments are made for the effects of significant transactions or events that occur between that date and the date of the Company’s financial statements. Where necessary, adjustments are made to bring the accounting policies in line with the Company’s.

f) Investments held for self-insured liabilities

In other financial assets, the Company has investments held for self-insured liabilities that are categorized as available for sale and are recorded at fair value, with associated unrealized gains or losses reported in other comprehensive income until disposed of, at which time realized gains or losses are recognized in income. These investments consist of government and corporate bonds, equity securities, and term deposits.

g) Provisions

General

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. When the Company expects some or all of a provision

Notes to the Consolidated Financial Statements
December 31, 2014	F-11	Stantec Inc.

to be reimbursed—for example, under an insurance contract—and when the reimbursement is virtually certain, the reimbursement is recognized as a separate asset. The expense relating to any provision is presented in the consolidated statements of income net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pretax rate that reflects, where appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Provision for self-insured liabilities

The Company self-insures certain risks related to professional liability, automobile physical damages, and employment practices liability. The provision for self-insured liabilities includes estimates of the costs of reported claims (including potential claims that are probable of being asserted) and is based on estimates of loss using assumptions made by management, including consideration of actuarial projections. The provision for self-insured liabilities does not include unasserted claims where assertion by a third party is not probable.

The Company invests funds to support the provision for self-insured liabilities. These investments are recorded at fair value in other financial assets as investments held for self-insured liabilities.

Provisions for claims

The Company has claims that are not covered by its provisions for self-insurance, including claims that are subject to exclusions under the Company’s commercial and captive insurance policies. Provisions are recognized for these claims in accordance with the above general description of provisions.

Contingent liabilities recognized in a business combination

A contingent liability recognized in a business combination is initially measured at its fair value. Subsequently, it is measured in accordance with the above general description of provisions.

Onerous contracts

The Company’s onerous contracts consist of lease exit liabilities and sublease losses. For lease exit liabilities, the Company accrues charges when it ceases to use an office space under an operating lease arrangement or it signs a new lease where an existing space will become vacant. Included in the liability is the present value of the remaining lease payments offset by the present value of estimated future rental income.

From time to time, the Company may sublet a portion of an office space under an operating lease arrangement. The Company accrues a liability, a sublease loss, if the costs to be incurred under an operating lease will exceed the anticipated revenue on the sublease. Included in the liability is the present value of the remaining lease payments offset by the present value of the future rental income.

h) Foreign currency translation

The Company’s consolidated financial statements are presented in Canadian dollars, which is also the parent Company’s functional currency. Each entity in the Company determines its own functional currency, and items included in the financial statements of each entity are measured using that functional currency. For example, the functional currency of the Company’s US-based subsidiaries is the US dollar.

Transactions and balances

Transactions in foreign currencies (i.e., different than an entity’s functional currency) are initially translated into the functional currency of an entity using the foreign exchange rate at the transaction date. Subsequent to the transaction date, foreign currency transactions are measured as follows:

•	On the statements of financial position, monetary items are translated at the rate of exchange in effect at the reporting date. Non-monetary items at cost are translated at historical exchange rates. Non-monetary items at fair value are translated at rates in effect at the date the fair value is determined. Any resulting realized and unrealized foreign exchange gains or losses are included in income in the period incurred. The exception is unrealized foreign exchange gains and losses on non-monetary investments (equity investments) classified as available for sale, which are included in other comprehensive income.

Notes to the Consolidated Financial Statements
December 31, 2014	F-12	Stantec Inc.

•	Revenue and expense items are translated at the average exchange rate for the year with the exception of depreciation and amortization, which are translated at historical exchange rates.

Foreign operations

The Company’s foreign operations are translated into its reporting currency (Canadian dollar) as follows: assets and liabilities are translated at the rate of exchange in effect at each consolidated statement of financial position date, and revenue and expense items (including depreciation and amortization) are translated at the average rate of exchange for the month. The resulting unrealized exchange gains and losses on foreign subsidiaries are recognized in other comprehensive income.

i) Financial instruments

Initial recognition and subsequent measurement

The Company classifies its financial instruments as follows:

•	Cash and cash equivalents are classified as financial assets at fair value through profit and loss (FVPL) and are recorded at fair value, with realized and unrealized gains and losses reported in income.

•	Trade and other receivables are classified as receivables and are initially accounted for at fair value and subsequently adjusted for any allowance for doubtful accounts, with allowances reported in administrative and marketing expenses.

•	Investments held for self-insured liabilities, consisting of bonds, equity securities, and term deposits, are classified as financial assets available for sale and are recorded at fair value, with accumulated unrealized gains and losses reported in other comprehensive income until disposed of; at this time, the realized gains and losses are recognized in other income for equity securities and in net finance income for bonds and term deposits. Interest income is recorded in net finance income, and dividends are recorded in other income.

•	Trade and other payables are classified as other financial liabilities and are recorded at fair value and subsequently recorded at amortized cost using the effective interest rate (EIR) method. Realized gains and losses are reported in income. The EIR method discounts estimated future cash payments or receipts through the expected life of a financial instrument, thereby calculating the amortized cost and subsequently allocating the interest income or expense over the life of the instrument.

•	Long-term debts, including non-interest-bearing debts, are classified as loans and borrowings and are initially recorded at fair value and subsequently recorded at amortized cost using the EIR method. EIR amortization and realized gains and losses are reported in net finance income.

Fair value

All financial assets are recognized initially at fair value plus directly attributable transaction costs, except for financial assets at FVPL, for which transaction costs are expensed. Purchases or sales of financial assets are accounted for at trade dates. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.

After initial recognition, the fair values of financial instruments are based on the bid prices in quoted active markets for financial assets and on the ask prices for financial liabilities. For financial instruments not traded in active markets, fair values are determined using appropriate valuation techniques, which may include recent arm’s-length market transactions, reference to the current fair value of another instrument that is substantially the same, and discounted cash flow analysis; however, other valuation models may be used. The fair values of the Company’s derivatives are based on third-party indicators and forecasts. The fair values of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their carrying amounts because of the short-term maturity of these instruments. The carrying amounts of bank loans approximates their fair values because the applicable interest rate is based on variable reference rates. The carrying amounts of other financial assets and financial liabilities approximate their fair values except as otherwise disclosed in the consolidated financial statements.

Notes to the Consolidated Financial Statements
December 31, 2014	F-13	Stantec Inc.

Derivatives

From time to time, the Company enters into foreign currency forward contracts to manage risk associated with net operating assets or liabilities denominated in US dollars and British pounds. The Company’s policy is not to use these derivatives for trading or speculative purposes. In addition, the Company enters into software licensing agreements that have foreign currency–embedded derivatives. During 2014 and 2013, these derivatives did not have a material impact on the Company’s financial position or performance.

j) Impairment

The carrying amounts of the Company’s assets or group of assets, other than deferred tax assets, are reviewed at each reporting date to determine whether there is an indication of impairment. An asset may be impaired if there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (referred to as a “loss event”) and if that loss event has an impact on the estimated future cash flows of the financial asset. When an indication of impairment exists or annual impairment testing for an asset is required, the asset’s recoverable amount is estimated.

Trade and other receivables

The Company maintains an allowance for doubtful accounts on trade receivables. The estimate is based on the best assessment of the collectibility of the related receivable balance based in part on the age of the outstanding receivables and the Company’s historical collection and loss experience. When the carrying amount of the receivable is reduced through the allowance, the reduction is recognized in administrative and marketing expenses in the consolidated statements of income.

Non-financial assets

For non-financial assets such as property and equipment, goodwill, investments in joint ventures and associates, and intangible assets, the recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU’s) value in use and its fair value less costs of disposal. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. To assess value in use, the estimated future cash flows are discounted to their present value using a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. To determine fair value less costs of disposal, an appropriate valuation model is used. The results of these valuation techniques are corroborated by the market capitalization of comparable public companies and arm’s-length transactions of comparable companies. Impairment losses are recognized in the consolidated statements of income in those expense categories consistent with the nature of the impaired asset.

Goodwill is not amortized but is evaluated for impairment annually (as at October 1) or more frequently if circumstances indicate that an impairment may occur or if a significant acquisition occurs between the annual impairment test date and December 31. The Company considers the relationship between its market capitalization and its book value, as well as other factors, when reviewing for indicators of impairment. Impairment is determined by assessing the recoverable amount of each CGU to which the goodwill relates. Where the recoverable amount of a CGU is less than its carrying amount, an impairment loss is recognized. The Company’s CGUs for goodwill impairment testing are Canada, the United States, and International.

An impairment loss of goodwill is not reversed. For other assets, an impairment loss may be reversed if the estimates used to determine the recoverable amount have changed. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount or the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. The reversal is recognized in the consolidated statements of income.

Available-for-sale financial investments

For equity investments classified as available for sale, objective evidence of impairment would include a significant or prolonged decline in the fair value of the investment below its cost. “Significant” is evaluated against the original cost

Notes to the Consolidated Financial Statements
December 31, 2014	F-14	Stantec Inc.

of the investment and “prolonged” against the period in which the fair value has been below its original cost. Where there is evidence of impairment, the cumulative loss is removed from other comprehensive income and recognized in the consolidated statements of income. Impairment losses on equity investments are not reversed through the consolidated statements of income; increases in their fair value after impairment are recognized directly in other comprehensive income.

For debt instruments (such as bonds) classified as available for sale, the Company first assesses individually whether objective evidence of impairment exists for debt instruments that are individually significant or collectively for debt instruments that are not individually significant. If an impairment loss has occurred, the amount recorded is the cumulative loss, measured as the difference between the amortized cost and the current fair value, less any previously recognized impairment loss. This amount is removed from other comprehensive income and recognized in the consolidated statements of income.

Future interest income continues to be accrued based on the reduced carrying amount of the asset applying the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. If the fair value of a debt instrument increases in a subsequent year and the increase can be objectively related to an event occurring after the impairment loss was recognized, the impairment loss is reversed in the consolidated statements of income.

k) Revenue recognition

While providing services, the Company incurs certain direct costs for subconsultants and other expenditures that are recoverable directly from clients. These direct costs are included in the Company’s gross revenue. Since these direct costs can vary significantly from contract to contract, changes in gross revenue may not be indicative of the Company’s revenue trends. Therefore, the Company also reports net revenue, which is gross revenue less subconsultant and other direct expenses.

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, duty, and taxes collected from clients that are reimbursable to government authorities. The Company assesses its revenue arrangements against specific criteria to determine if it is acting as a principal or an agent. The Company has concluded that it is acting as a principal in all of its revenue arrangements.

Revenue from fixed-fee and variable-fee-with-ceiling contracts is recognized by referring to the stage of completion using the revenue cost approach. Stage of completion is measured using labor costs incurred to date as a percentage of total estimated labor costs for each contract. Where the contract outcome cannot be measured reliably, revenue is recognized only to the extent that the expenses incurred are eligible to be recovered. Provisions for estimated losses on incomplete contracts are made in the period that the losses are determined. Revenue from time-and-material contracts without stated ceilings and from short-term projects is recognized as costs are incurred. Revenue is calculated based on billing rates for the services performed.

Unbilled revenue represents work in progress that has been recognized as revenue but has not yet been invoiced to clients. Billings in excess of costs represent amounts that have been invoiced to clients but not yet recognized as revenue.

l) Employee benefits plans

The Company contributes to group retirement savings plans and an employee share purchase plan based on the amount of employee contributions and are subject to maximum limits per employee. The Company accounts for defined contributions as an expense in the period in which the contributions are made. The Company does not provide postemployment or postretirement benefits.

Notes to the Consolidated Financial Statements
December 31, 2014	F-15	Stantec Inc.

m) Taxes

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Company operates and generates taxable income.

Current income tax, relating to items recognized directly in equity, is recognized in equity and not in the consolidated statements of income. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes an uncertain tax liability where appropriate.

Deferred tax

Deferred tax is determined using the liability method for temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized. Deferred taxes are not recognized for the initial recognition of goodwill; the initial recognition of assets or liabilities, outside of a business combination, that affect neither accounting nor taxable profit; or the differences relating to investments in associates and interests in joint ventures to the extent that the reversal can be controlled and it is probable that it will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled and are based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized in equity is also recognized in equity. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Sales tax

Revenues, expenses, and assets, except trade receivables, are recognized net of the amount of sales tax recoverable from or payable to a taxation authority. Trade receivables and trade payables include sales tax. The net amount of sales tax recoverable from or payable to a taxation authority is included as part of trade receivables or trade payables (as appropriate) in the consolidated statements of financial position.

n) Share-based payment transactions

Under the Company’s share option plan, the board of directors may grant to officers and employees remuneration in the form of share-based payment transactions, whereby officers and employees render services as consideration for equity instruments (equity-settled transactions).

Under the Company’s deferred share unit plan, the chief executive officer and directors of the board of the Company may receive deferred share units equal to one common share. For the restricted share unit plan, senior vice presidents are granted share units that are to be settled after a two-year period. Under the Company’s long-term incentive plan, certain members of the senior leadership teams, including the chief executive officer, are granted performance share

Notes to the Consolidated Financial Statements
December 31, 2014	F-16	Stantec Inc.

units that vest and are to be settled after a three-year period. The deferred share units, restricted share units, and performance share units are share appreciation rights that can be settled only in cash (cash-settled transactions).

Equity-settled transactions

The cost of equity-settled transactions awards is measured at fair value at the grant date using a Black-Scholes option-pricing model. The cost of equity-settled transactions, together with a corresponding increase in equity, is recognized over the period in which the service conditions are fulfilled (the vesting period). For equity-settled transactions, the cumulative expense recognized at each reporting date until the vesting date reflects the extent to which the vesting period has expired and reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit to income for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recorded in administrative and marketing expenses. No expense is recognized for awards that do not ultimately vest.

Cash-settled transactions

The cost of cash-settled transactions is measured initially at fair value at the grant date using a Black-Scholes option-pricing model. This fair value is expensed upon issue with the recognition of a corresponding liability. The liability is remeasured to fair value at each reporting date, up to and including the settlement date, with changes in fair value recognized in administrative and marketing expenses.

o) Earnings per share

Basic earnings per share is computed based on the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the treasury stock method, which assumes that the cash that would be received on the exercise of options is applied to purchase shares at the average price during the period and that the difference between the number of shares issued on the exercise of options and the number of shares obtainable under this computation, on a weighted average basis, is added to the number of shares outstanding. Antidilutive options are not considered in computing diluted earnings per share.

p) Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the consideration transferred at fair value at the acquisition date. Any contingent consideration to be transferred by the Company is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration are recognized in other income. Acquisition costs are expensed when incurred in administrative and marketing expenses.

Goodwill is initially measured at cost, which is the excess of the consideration transferred over the fair value of a Company’s net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets acquired, the difference is recognized in income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s CGUs (Canada, United States, and International) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

q) Dividends

Dividends on common shares are recognized in the Company’s consolidated financial statements in the period the dividends are declared by the Company’s board of directors.

5. Significant Accounting Judgments, Estimates, and Assumptions

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities, as well as the disclosure of contingent liabilities at the end of the reporting year. However, uncertainty about these assumptions and

Notes to the Consolidated Financial Statements
December 31, 2014	F-17	Stantec Inc.

estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Discussed below are the key management judgments and assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

a) Revenue recognition

The Company accounts for its revenue in accordance with IAS 11 Construction Contracts, which requires estimates to be made for contract costs and revenues. Revenue from fixed-fee and variable-fee-with-ceiling contracts is recognized using the percentage of completion method based on the ratio of labor costs incurred to total estimated labor costs. Estimating total direct labor costs is subjective and requires the use of management’s best judgments based on the information available at that time. The Company also provides for estimated losses on incomplete contracts in the period in which such losses are determined. Changes in the estimates are reflected in the period in which they are made and affect the Company’s revenue and unbilled revenue.

b) Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability to collect on its trade receivables. The Company uses estimates in arriving at its allowance for doubtful accounts. The estimates are based on the age of the outstanding receivables and on the Company’s historical collection and loss experience. Future collections of receivables that differ from the Company’s current estimates would affect the results of our operations in future periods as well as the Company’s trade receivables and administrative and marketing expenses.

c) Provision for self-insured liabilities

The Company self-insures certain risks, including professional liability, automobile liability and employment practices liability. The accrual for self-insured liabilities includes estimates of the costs of reported claims and is based on estimates of loss using management’s assumptions, including consideration of actuarial projections. These estimates of loss are derived from loss history that is then subjected to actuarial techniques to determine the proposed liability. Estimates of loss may vary from those used in the actuarial projections and result in a larger loss than estimated. Any increase in loss would be recognized in the period in which the loss is determined and increase the Company’s self-insured liabilities and reported expenses.

d) Share-based payment transactions

The Company measures the cost of share-based payment transactions by reference to the fair value of the equity instruments at the grant date. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. The Company has chosen the Black-Scholes option-pricing model for equity-settled and cash-settled share-based payment transactions.

Estimating fair value also requires determining the most appropriate inputs to the valuation model—including volatility in the price of the Company’s shares, a risk-free interest rate, and the expected hold period to exercise—and making assumptions about them. The expected volatility is based on the historical volatility of the Company’s shares over a period commensurate with the expected term of the share option. The risk-free interest rate for the expected life of the options is based on the yield available on government bonds, with an approximate equivalent remaining term at the time of the grant. Historical data is used to estimate the expected life of the option. As well, the Company estimates its forfeiture rate for equity-settled transactions based on historical experience to determine the compensation expense arising from the share-based awards. Changes to estimates are recorded in the period in which they are made and would affect the Company’s administrative and marketing expenses, contributed surplus, and other liabilities.

e) Business combinations

In a business combination, the Company may acquire certain assets and assume certain liabilities of an acquired entity. The estimate of fair values for these transactions involves judgment to determine the fair values assigned to the

Notes to the Consolidated Financial Statements
December 31, 2014	F-18	Stantec Inc.

tangible and intangible assets (i.e., backlog, client relationships, and favorable and unfavorable leases) acquired and the liabilities assumed on the acquisition. Determining fair values involves a variety of assumptions, including revenue growth rates, expected operating income, and discount rates. During a measurement period, not to exceed one year, adjustments of the initial estimates may be required to finalize the fair value of assets acquired and liabilities assumed. After the measurement period, a revision of fair value may impact the Companys net income.

f) Impairment of non-financial assets

Impairment exists when the carrying amount of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. Fair value less costs of disposal is based on available data from binding sales transactions in an arm’s-length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. In the absence of this data, other valuation techniques can be used to estimate fair value less costs of disposal. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from budgets over an appropriate number of years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the asset’s performance of the CGU being tested.

When based on a discounted cash flow methodology, the recoverable amount is most sensitive to the expected future cash inflows, the growth rate used for extrapolation purposes, and the discount rate. To arrive at cash flow projections, the Company uses estimates of economic and market information over the projection period, including growth rates in revenues, estimates of future expected changes in operating margins, and cash expenditures. Other significant estimates and assumptions include future estimates of capital expenditures and changes in future working capital requirements.

g) Fair value of financial instruments

When the fair value of financial assets and financial liabilities recorded in the consolidated statements of financial position cannot be derived from active markets, it is determined using valuation techniques, including the discounted cash flow model. The inputs to these models are taken from observable markets if possible, but when this is not feasible, a degree of judgment is required to establish fair values. The judgments include considering inputs such as liquidity risk, credit risk, and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments and reported expenses and income.

h) Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of deferred taxable income. The Company’s income tax assets and liabilities are based on interpretations of income tax legislation across various jurisdictions, primarily in Canada and the United States. The Company’s effective tax rate can change from year to year based on the mix of income among different jurisdictions, changes in tax laws in these jurisdictions, and changes in the estimated value of deferred tax assets and liabilities. The Company’s income tax expense reflects an estimate of the taxes it expects to pay for the current year, as well as a provision for changes arising in the values of deferred tax assets and liabilities during the year. The tax value of these assets and liabilities is impacted by factors such as accounting estimates inherent in these balances, management’s expectations about future operating results, previous tax audits, and differing interpretations of tax regulations by the taxable entity and the responsible tax authorities. Differences in interpretation may arise for a wide variety of issues, depending on the conditions prevailing in the respective legal entity’s domicile. On a regular basis, management assesses the likelihood of recovering value from deferred tax assets, such as loss carryforwards, as well as from deferred tax depreciation of capital assets, and adjusts the tax provision accordingly.

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized based on the likely timing and the level of future taxable profits, together with future tax-planning strategies. If estimates change, the Company may be required to recognize an adjustment to its deferred income tax asset or liability and income tax expense.

Notes to the Consolidated Financial Statements
December 31, 2014	F-19	Stantec Inc.

i) Interests in other entities

The Company determines whether it has control over another entity by making judgments about what the relevant activities of that entity are and which party or parties have power to direct those activities, as well as whether the Company is exposed to variable returns of the entity. The Company assesses whether it has control, significant influence, or joint control over an entity based on the individual facts and circumstances of each agreement. In the case of a joint arrangement, the Company makes judgments to determine if the arrangement is a joint venture or joint operation, including whether it has rights to the individual assets or liabilities or to the net assets of the entity and whether unanimous consent is required in making decisions about relevant activities.

6. Recent Accounting Pronouncements and Changes to Accounting Policies

Recently adopted

The following amendments have been adopted by the Company effective January 1, 2014. The adoption of these amendments did not have an impact on the financial position or performance of the Company.

•	In December 2011, the IASB issued amendments to International Accounting Standard (IAS) 32 Financial Instruments: Presentation. The amendments clarify when an entity has a legally enforceable right to set-off, as well as clarify the application of offsetting criteria related to some settlement systems that may be considered the same as net settlement.

•	In May 2013, the IASB issued amendments to IAS 36 Impairment of Assets – Recoverable Amount Disclosures for Non-Financial Assets. These amendments clarify that an entity is required to disclose information about the recoverable amount of an impaired asset (including goodwill or a cash-generating unit) if the recoverable amount is based on the fair value less costs of disposal methodology. The amendment also sets out other disclosure requirements for non-financial assets.

•	In May 2013, the IASB issued International Financial Reporting Interpretations Committee (IFRIC) Interpretation 21 Levies (IFRIC 21). IFRIC 21 interprets how an entity should account for liabilities to pay government-imposed levies (excluding income taxes) in its financial statements.

Future adoptions

The listing below includes standards, amendments, and interpretations that the Company reasonably expects to be applicable at a future date and intends to adopt when they become effective. The Company is currently considering the impact of adopting these standards, amendments, and interpretations on its consolidated financial statements and cannot reasonably estimate the effect at this time.

•	In December 2013, the IASB issued Annual Improvements (2010-2012 Cycle) to make necessary but non-urgent amendments to IFRS 2 Share-based Payments; IFRS 3 Business Combinations (IFRS 3); IFRS 8 Operating Segments; IFRS 13 Fair Value Measurement (IFRS 13); IAS 16 Property, Plant, and Equipment; IAS 24 Related Party Disclosures; and IAS 38 Intangible Assets. These amendments are effective for annual periods beginning on or after July 1, 2014.

•	In December 2013, the IASB issued Annual Improvements (2011-2013 Cycle) to make necessary but non-urgent amendments to IFRS 1 First-time Adoption of IFRS; IFRS 3; IFRS 13; and IAS 40 Investment Properties. These amendments are effective for annual periods beginning on or after July 1, 2014.

•	In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers (IFRS 15). IFRS 15 applies to all revenue contracts with customers and provides a model for the recognition and measurement of the sale of some non-financial assets such as property, plant, and equipment and intangible assets. This new standard sets out a five-step model for revenue recognition and applies to all industries. The core principle is that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration that the entity expects to be entitled to in exchange for those goods or services. IFRS 15 requires numerous disclosures, such as the disaggregation of total revenue, disclosures about performance obligations, changes in contract asset and liability account balances, and key judgments and estimates. This new standard, effective January 1, 2017, may be adopted using a full retrospective or modified retrospective approach.

Notes to the Consolidated Financial Statements
December 31, 2014	F-20	Stantec Inc.

•	In May 2014, the IASB issued Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11). The amendments provide guidance on accounting for acquisitions of interests in joint operations in which the activity constitutes a business, as defined by IFRS 3. The acquirer applies all principles on business combinations accounting in IFRS 3 and other IFRSs, except for those principles that conflict with the guidance in IFRS 11 Joint Arrangements. In addition, the acquirer must disclose the information required by IFRS 3 and other IFRSs for business combinations. This amendment is effective January 1, 2016, on a prospective basis.

•	In July 2014, the IASB issued IFRS 9 Financial Instruments (IFRS 9) to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for the recognition and measurement of financial assets, financial liabilities, and some contracts to buy or sell non-financial items. In addition, it includes a single expected-loss impairment model and a reformed approach to hedge accounting. This standard is effective January 1, 2018, on a retrospective basis subject to certain exceptions.

•	In September 2014, the IASB issued Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures). The amendments clarify how to recognize gains or losses when a sale of a business or assets from a subsidiary to a joint venture or associate results in the loss of control of the subsidiary. These amendments are effective January 1, 2016, on a prospective basis.

•	In September 2014, the IASB issued Annual Improvements (2012-2014 Cycle) to make necessary but non-urgent amendments to IFRS 5 Non-current Assets Held for Sale and Discontinued Operations; IFRS 7 Financial Instrument: Disclosures (IFRS 7); IAS 19 Employee Benefits (IAS 19); and IAS 34 Interim Financial Reporting. These amendments are effective January 1, 2016, on a retrospective basis with the exception of IAS 34 which is effective on a prospective basis.

•	In December 2014, the IASB issued Disclosure Initiative (Amendments to IAS 1). It provides amended guidance on materiality and on the order of the notes to the financial statements. These amendments can be applied immediately, and become mandatory for periods beginning on or after January 1, 2016.

7. Business Acquisitions

Acquisitions are accounted for under the acquisition method of accounting and the results of operations since the respective dates of acquisition are included in the consolidated statements of income. From time to time, as a result of the timing of acquisitions in relation to the Company’s reporting schedule, certain estimates of fair values of assets and liabilities acquired may not be finalized at the initial time of reporting. These estimates are completed after the vendors’ final financial statements and income tax returns have been prepared and accepted by the Company and when the valuation of intangible assets acquired is finalized. The preliminary fair values are based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition date. During a measurement period not to exceed one year, adjustments to the initial estimates may be required to finalize the fair value of assets and liabilities acquired. The Company will revise comparative information if these measurement period adjustments are material.

The consideration paid for acquisitions may be subject to price adjustment clauses included in the purchase agreements and may extend over a number of years. At each consolidated statement of financial position date, these price adjustment clauses are reviewed. This may result in an increase in or a reduction of the notes payable consideration (recorded on the acquisition date) to reflect either more or less non-cash working capital than was originally recorded. Since these adjustments are a result of facts and circumstances occurring after the acquisition date, they are not considered measurement period adjustments.

For some acquisitions, additional payments may be made to the employees of an acquired company that are based on the employees’ continued service over an agreed period of time. These additional payments are not included in the purchase price. They are expensed as compensation when services are provided by the employees.

Notes to the Consolidated Financial Statements
December 31, 2014	F-21	Stantec Inc.

Acquisitions in 2014

On January 24, 2014, the Company acquired certain assets and liabilities, and the business of Williamsburg Environmental Group, Inc. and Cultural Resources, Inc. (WEG) for cash consideration and notes payable. Based in Williamsburg, Virginia, WEG has additional offices in Richmond, Glen Allen, and Fredericksburg, Virginia. WEG provides specialized environmental services in ecology, environmental planning, water resources, wetland mitigation, stream assessment and restoration, landscape architecture, golf course planning, construction administration, cultural resource management, historic preservation, and regulatory support to public and private sector clients. The addition of WEG expands the Company’s environmental services in the US Mid-Atlantic.

On March 7, 2014, the Company acquired all the shares and business of Processes Unlimited International, Inc. (ProU) for cash consideration and notes payable. ProU is based in Bakersfield, California, with additional offices in San Ramon, Fresno, and Pasadena, California; Dallas, Texas; Atlanta, Georgia; and Nashville, Tennessee. ProU operates in a diverse range of markets, including oil and gas, alternative energies, power, utilities, chemicals, food and beverage, packaging, plastics, cement, minerals, mining, and building products. ProU’s services include mechanical engineering and design; process, chemical, civil, structural, automation, instrumentation, and electrical engineering; and control panel fabrication. The addition of ProU expands the Company’s oil and gas expertise in the United States.

On May 9, 2014, the Company acquired certain assets and liabilities, and the business of JBR Environmental Consultants, Inc. (JBR) for cash consideration and notes payable. The firm is based in Salt Lake City, Utah, with additional locations in Idaho, Montana, Colorado, Nevada, Oregon, Washington, and Arizona. JBR provides baseline environmental studies, air monitoring and testing, permitting and National Environmental Policy Act assistance, site investigation and remediation services, and environmental compliance assistance. The addition of JBR increases the depth of the Company’s services in various market sectors, including manufacturing, oil and gas, mining, and power generation and transmission.

On May 23, 2014, the Company acquired all the shares and business of Group Affiliates Inc. (SHW) for cash consideration and promissory notes. SHW has offices in Dallas, Austin, Houston, and San Antonio, Texas; Detroit, Michigan; Baltimore, Maryland; Washington, DC; and Charlottesville, Virginia. SHW provides architectural, interior design, planning, and engineering services to higher education and K–12 clients. The addition of SHW diversifies and expands the Company’s Buildings practice.

On June 6, 2014, the Company acquired certain assets and liabilities, and the business of Wiley Engineering, Inc. (Wiley) for cash consideration. Wiley is based in Marietta, Georgia, and provides automation, electrical, and instrumentation engineering services to oil and gas, mining, power, and other industrial sectors. The addition of Wiley enhances the Company’s East Coast presence in the United States.

On June 27, 2014, the Company acquired all the shares and business of USKH Inc. (USKH) for cash consideration and promissory notes. USKH is based in Anchorage, Alaska, and has additional offices in Juneau, Fairbanks, and Wasilla, Alaska; Spokane, Walla Walla, and Ferndale, Washington; and Billings, Montana. USKH provides services ranging from architectural, engineering, and environmental to survey and geographical information systems. The addition of USKH enables the Company to provide locally based infrastructure, building, and geospatial services in Alaska and expands the Company’s presence in the Pacific Northwest.

On September 19, 2014, the Company acquired all the shares and business of ADD, Inc. for cash consideration and notes payable. ADD, Inc., based in Boston, Massachusetts, and Miami, Florida, provides architecture, interior design, planning, and branding services, primarily for multifamily housing, higher education, and corporate office clients. The addition of ADD, Inc. strengthens and diversifies the Company’s Buildings business operating unit, bringing expanded service offerings to its Boston market, and widens its presence in southern Florida.

On October 24, 2014, the Company acquired all the shares and business of Penfield & Smith Engineers, Inc. (Penfield & Smith) for cash consideration and notes payable. This firm is based in Santa Barbara, California, with additional offices in Camarillo, Santa Maria, and Lancaster, California. Penfield & Smith strengthens the Company’s civil engineering and land planning expertise and enhances its presence along the California central coast.

Notes to the Consolidated Financial Statements
December 31, 2014	F-22	Stantec Inc.

During 2014, the Company finalized the estimated fair value of assets acquired and liabilities assumed for the IBE Consulting Engineers, Inc.; JDA Architects Limited; Cambria Gordon Ltd.; and Wiley acquisitions. Adjustments made to finalize these fair values were not material.

Aggregate consideration for assets acquired and liabilities assumed

Details of the aggregate consideration transferred and the fair value of the identifiable assets and liabilities acquired at the date of acquisition are as follows:

(In thousands of Canadian dollars)	Notes	Total 2014 $

Cash consideration		97,972
Notes payable		88,908

Consideration		186,880

Assets and liabilities acquired
Cash acquired		9,177
Non-cash working capital		21,786
Property and equipment	10	8,460
Investments		508
Other financial assets		8,722
Intangible assets	12
Client relationships		18,967
Contract backlog		8,731
Lease disadvantages		(2,214)
Software		244
Other		1,869
Other financial liabilities		(2,508)
Provisions	17	(1,488)
Long-term debt		(9,778)
Deferred income taxes	25	(5,064)

Total identifiable net assets at fair value		57,412
Goodwill arising on acquisitions	11	129,468

Consideration		186,880

Trade receivables assumed from acquired companies are recognized at fair value at the time of acquisition. In 2014, trade receivables acquired had a fair value of $45,728,000 and gross value of $46,814,000.

Goodwill comprises the value of expected synergies arising from an acquisition, the expertise and reputation of the assembled workforce acquired, and the geographic location of the acquiree. Of the goodwill and intangible assets resulting from acquisitions completed in 2014, $99,411,000 is deductible for income tax purposes.

The fair value of provisions are determined at the acquisition date. These liabilities relate to claims that are subject to legal arbitration and onerous contracts. During 2014, the Company assumed $672,000 in provisions for claims relating to the current year’s acquisitions (2013 – nil). At the reporting date, provisions for claims outstanding from current and prior acquisitions were reassessed and determined to be $3,141,000, based on their expected probable outcome. Certain of these claims are indemnified by the acquiree (note 14).

Notes to the Consolidated Financial Statements
December 31, 2014	F-23	Stantec Inc.

For business combinations that occurred in 2014, the Company estimates that gross revenue earned in 2014, since the acquired entities’ acquisition dates, is $131,240,000. The Company integrates the operations and systems of acquired entities shortly after the acquisition date; therefore, it is impracticable to disclose the acquiree’s earnings in its consolidated financial statements since the acquisition date.

If the business combinations that occurred in 2014 had taken place at the beginning of 2014, gross revenue from continuing operations for 2014 would have been $2,649,691,000 and the profit from continuing operations would have been $170,324,000.

In 2014, directly attributable acquisition-related costs of $978,000 have been expensed and are included in administrative and marketing expenses.

Consideration paid and outstanding

Details of the consideration paid for current and past acquisitions are as follows:

(In thousands of Canadian dollars)	December 31 2014 $	December 31 2013 $

Cash consideration (net of cash acquired)	88,795	6,286
Payments on notes payable from previous acquisitions	34,918	37,253

Total net cash paid	123,713	43,539

Total notes payable and adjustments to these obligations are as follows:

(In thousands of Canadian dollars)	Notes Payable $

December 31, 2012	79,558
Additions for acquisitions in the year	5,158
Other adjustments	2,068
Payments	(37,253)
Interest	675
Impact of foreign exchange	2,426

December 31, 2013	52,632
Additions for acquisitions in the year	88,908
Other adjustments	(5,476)
Payments	(34,918)
Interest	1,295
Impact of foreign exchange	6,487

December 31, 2014	108,928

During 2014, pursuant to price adjustment clauses included in the purchase agreements, the Company adjusted the notes payable for the Burt Hill Inc. acquisition, which impacted non-cash working capital.

Notes to the Consolidated Financial Statements
December 31, 2014	F-24	Stantec Inc.

8. Cash and Cash Equivalents

The Company’s policy is to invest cash in excess of operating requirements in highly liquid investments. For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of the following:

(In thousands of Canadian dollars)	December 31 2014 $	December 31 2013 $

Cash	152,406	140,267
Unrestricted investments	1,298	2,289
Cash held in escrow	-	474

Cash and cash equivalents	153,704	143,030

Unrestricted investments consist of short-term bank deposits with initial maturities of three months or less.

9. Trade and Other Receivables

(In thousands of Canadian dollars)	December 31 2014 $	December 31 2013 $

Trade receivables, net of allowance	420,408	376,159
Holdbacks, current	4,351	3,423
Other	6,992	5,325

Trade and other receivables	431,751	384,907

The Company maintains an allowance for estimated losses on trade receivables. The estimate is based on the best assessment of the collectibility of the related receivable balance, which is determined in part based on the age of the outstanding receivables and the Company’s historical collection and loss experience.

The following table provides a reconciliation of changes to the Company’s allowance for doubtful accounts.

(In thousands of Canadian dollars)	December 31 2014 $	December 31 2013 $

Balance, beginning of the year	19,316	16,551
Provision for doubtful accounts	2,664	6,336
Deductions	(4,908)	(3,978)
Impact of foreign exchange	1,080	407

Balance, end of the year	18,152	19,316

Notes to the Consolidated Financial Statements
December 31, 2014	F-25	Stantec Inc.

The aging analysis of gross trade receivables is as follows:

(In thousands of Canadian dollars)	Total $	1–30 $	31–60 $	61–90 $	91–120 $	121+ $

December 31, 2014	438,560	225,556	99,334	57,279	20,943	35,448

December 31, 2013	395,475	203,840	102,858	33,659	17,757	37,361

10. Property and Equipment

(In thousands of Canadian dollars)	Engineering Equipment $	Office Equipment $	Leasehold Improvements $	Assets under Finance Leases $	Other $	Total $

Cost
December 31, 2012	101,559	52,439	78,253	3,683	18,531	254,465
Additions	17,185	8,873	24,399	133	2,928	53,518
Additions arising on acquisitions	30	174	399	116	73	792
Disposals	(21,651)	(6,384)	(11,301)	(351)	(1,000)	(40,687)
Transfers	496	549	-	(1,349)	(1,597)	(1,901)
Impact of foreign exchange	2,504	1,046	1,670	110	735	6,065

December 31, 2013	100,123	56,697	93,420	2,342	19,670	272,252
Additions	13,281	5,322	20,545	463	5,209	44,820
Additions arising on acquisitions	2,747	1,373	3,452	288	600	8,460
Disposals	(9,546)	(4,356)	(2,105)	(536)	(836)	(17,379)
Transfers	(702)	821	-	(362)	3,423	3,180
Impact of foreign exchange	3,744	1,474	2,586	123	1,207	9,134

December 31, 2014	109,647	61,331	117,898	2,318	29,273	320,467

Accumulated depreciation
December 31, 2012	63,448	32,995	33,106	841	9,081	139,471
Current year depreciation	12,899	5,154	11,376	587	2,373	32,389
Disposals	(18,865)	(5,517)	(10,243)	(74)	(853)	(35,552)
Transfers	209	378	62	(673)	(730)	(754)
Impact of foreign exchange	1,472	668	653	(4)	375	3,164

December 31, 2013	59,163	33,678	34,954	677	10,246	138,718
Current year depreciation	14,575	5,535	14,644	472	3,472	38,698
Disposals	(8,982)	(3,312)	(1,796)	(312)	(709)	(15,111)
Transfers	50	262	-	(316)	869	865
Impact of foreign exchange	2,113	874	960	39	604	4,590

December 31, 2014	66,919	37,037	48,762	560	14,482	167,760

Net book value
December 31, 2013	40,960	23,019	58,466	1,665	9,424	133,534

December 31, 2014	42,728	24,294	69,136	1,758	14,791	152,707

Notes to the Consolidated Financial Statements
December 31, 2014	F-26	Stantec Inc.

Included in leasehold improvements is construction work in progress in the amount of $870,000 (2013 – $3,919,000), on which depreciation has not started. The Company entered into finance leases for certain office and automotive equipment.

Included in the “Other” category are automotive equipment, buildings, land, and fractional ownership of an aircraft.

11. Goodwill

(In thousands of Canadian dollars)	December 31 2014 $	December 31 2013 $

Net goodwill, beginning of the year	594,826	566,784
Current year acquisitions	129,468	7,523
Impact of foreign exchange	36,337	20,519

Net goodwill, end of the year	760,631	594,826

Gross goodwill, end of the year	938,631	772,826
Accumulated impairment losses	(178,000)	(178,000)

Net goodwill, end of the year	760,631	594,826

Goodwill arising from acquisitions includes factors such as the expertise and reputation of the assembled workforce acquired, the geographic location of the acquiree, and the expected synergies.

The Company allocates goodwill to its CGUs, which are also its operating segments. The Company’s CGUs are Canada, the United States, and International. These CGUs are defined based on the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Other factors are considered, including how management monitors the entity’s operations. The Company does not monitor goodwill at or allocate goodwill to its business operating units.

On October 1, 2014, and October 1, 2013, the Company performed its annual goodwill impairment test in accordance with its policy described in note 4. Based on the results of the 2014 and 2013 tests, the Company concluded that the recoverable amount of each CGU exceeded its carrying amount and, therefore, goodwill was not impaired.

The Company has allocated its goodwill to its CGUs as follows:

(In thousands of Canadian dollars)	December 31 2014 $	December 31 2013 $

Canada	290,011	290,009
United States	470,620	304,817

Allocated	760,631	594,826

Management believes that the methodology used to test impairment of goodwill, which involves a significant number of judgments and estimates, provides a reasonable basis for determining whether an impairment has occurred. Many factors used to determine whether goodwill is impaired are outside of management’s control and involve inherent uncertainty. Therefore, actual results could differ from those estimated. It is reasonably likely that assumptions and estimates will change in future periods and could have a significant impact on the recoverable amount of a CGU, resulting in impairments.

Notes to the Consolidated Financial Statements
December 31, 2014	F-27	Stantec Inc.

Valuation techniques

When performing the goodwill impairment test, the Company compares the recoverable amount for each CGU to its carrying amount. If the carrying amount of a CGU is higher than its recoverable amount, an impairment charge is recorded as a reduction in the carrying amount of the goodwill on the consolidated statements of financial position and recognized as a non-cash impairment charge in income.

The Company estimates the recoverable amount by using the fair value less costs of disposal approach. It estimates fair value using market information and discounted after-tax cash flow projections, which is known as the income approach. The income approach uses a CGU’s projection of estimated operating results and discounted cash flows based on a discount rate that reflects current market conditions and the risk of achieving the cash flows. The Company uses cash flow projections covering a five-year period from financial forecasts approved by senior management. For its October 1, 2014, and October 1, 2013, impairment tests, the Company discounted the cash flows for each CGU using an after-tax discount rate ranging from 8.7% to 11.5%. To arrive at cash flow projections, the Company used estimates of economic and market information over the projection period (note 5).

The Company validates its estimate of the fair value of each CGU under the income approach by comparing the resulting multiples to multiples derived from comparable public companies and comparable company transactions. The Company reconciles the total fair value of all CGUs with its market capitalization to determine if the sum is reasonable. If the reconciliation indicates a significant difference between the external market capitalization and the fair value of the CGUs, the Company reviews and adjusts, if appropriate, the discount rate of a CGU and considers whether the implied acquisition premium is reasonable in light of current market conditions. The fair value measurement was categorized as a level 3 fair value based on the significant inputs in the valuation technique used (note 22).

If market and economic conditions deteriorate or if volatility in the financial markets causes declines in the Company’s share price, increases the weighted average cost of capital, or changes valuation multiples or other inputs to its goodwill assessment, the Company may need to test its goodwill for impairment between its annual test dates. In addition, changes in the numerous variables associated with the judgments, assumptions, and estimates made by management in assessing the fair value of the Company’s CGUs could cause them to be impaired. Goodwill impairment charges are non-cash charges that could have a material adverse effect on the Company’s consolidated financial statements but in themselves do not have any adverse effect on its liquidity, cash flows from operating activities, or debt covenants and will not have an impact on its future operations.

Key assumptions

The calculation of fair value less costs of disposal for all CGUs is most sensitive to the following assumptions:

•	Operating margins based on actual experience and management’s long-term projections.

•	Discount rates reflecting investors’ expectations when discounting future cash flows to a present value, taking into consideration market rates of return, capital structure, company size, and industry risk. If necessary, a discount rate is further adjusted to reflect risks specific to a CGU when future estimates of cash flows have not been adjusted.

•	Growth rate estimates based on actual experience and market analysis. Projections are extrapolated beyond five years using a growth rate that typically does not exceed 3.0%.

Sensitivity to changes in assumptions

As at October 1, 2014, the recoverable amount of the Company’s Canadian and US CGUs exceeded their carrying amount. For the assessment of fair value less costs of disposal, management believes that no reasonably possible change in any of the above key assumptions would have caused the carrying amount of the Canadian or US CGU to exceed its recoverable amount.

Notes to the Consolidated Financial Statements
December 31, 2014	F-28	Stantec Inc.

12. Intangible Assets

(In thousands of Canadian dollars)	Client Relationships $	Contract Backlog $	Software $	Other $	Total $	Total Lease Disadvantage (note 18) $

Cost
December 31, 2012	85,835	11,623	37,510	3,835	138,803	(7,235)
Additions	-	-	9,772	-	9,772	-
Additions – internal development	-	-	105	-	105	-
Additions arising on acquisitions	3,329	761	-	319	4,409	(13)
Removal of fully amortized assets	(789)	(7,670)	(673)	(2,486)	(11,618)	984
Impact of foreign exchange	3,440	571	55	93	4,159	(500)

December 31, 2013	91,815	5,285	46,769	1,761	145,630	(6,764)
Additions	-	-	9,614	-	9,614	-
Additions – internal development	-	-	711	-	711	-
Additions arising on acquisitions	18,967	8,731	244	1,869	29,811	(2,214)
Disposals	-	-	(515)	-	(515)	-
Removal of fully amortized assets	(782)	(5,765)	(14,523)	171	(20,899)	1,963
Impact of foreign exchange	5,934	982	60	127	7,103	(758)

December 31, 2014	115,934	9,233	42,360	3,928	171,455	(7,773)

Accumulated amortization
December 31, 2012	32,963	5,730	12,248	2,114	53,055	(2,075)
Current year amortization	7,294	5,342	9,675	982	23,293	(2,058)
Removal of fully amortized assets	(789)	(7,670)	(673)	(2,486)	(11,618)	984
Impact of foreign exchange	1,544	410	38	51	2,043	(208)

December 31, 2013	41,012	3,812	21,288	661	66,773	(3,357)
Current year amortization	8,432	4,819	11,270	962	25,483	(1,231)
Disposals	-	-	(405)	-	(405)	-
Removal of fully amortized assets	(782)	(5,765)	(14,523)	171	(20,899)	1,963
Impact of foreign exchange	2,619	569	39	33	3,260	(364)

December 31, 2014	51,281	3,435	17,669	1,827	74,212	(2,989)

Net book value
December 31, 2013	50,803	1,473	25,481	1,100	78,857	(3,407)

December 31, 2014	64,653	5,798	24,691	2,101	97,243	(4,784)

Once an intangible asset is fully amortized, the gross carrying amount and related accumulated amortization are removed from the accounts. Other than goodwill, the Company has not recorded any intangible assets with indefinite lives. Included in software are finance leases with a net book value of $11,001,000 (2013 – $10,058,000) and $414,000 (2013 – $346,000) in internally generated software that is not ready for use and, therefore, is not being amortized.

In accordance with its accounting policies in note 4, the Company tests intangible assets for recoverability when events or a change in circumstances indicates that their carrying amount may not be recoverable. To determine indicators of impairment of intangible assets, the Company considers external sources of information such as prevailing economic and market conditions. It also considers internal sources of information such as the historical and expected financial performance of the intangible assets. If indicators of impairment are present, the Company determines recoverability based on an estimate of discounted cash flows, using the higher of either the value in use or the fair value less costs of disposal methods. The measurement of impairment loss is based on the amount that the

Notes to the Consolidated Financial Statements
December 31, 2014	F-29	Stantec Inc.

carrying amount of an intangible asset exceeds its recoverable amount. As part of the impairment test, the Company updates its future cash flow assumptions and estimates, including factors such as current and future contracts with clients, margins, market conditions, and the useful lives of the assets. During 2014, the Company concluded that there were no material indicators of impairment to intangible assets.

13. Investments in Joint Ventures and Associates

The Company has interests in a number of individually immaterial joint ventures and associates. The Company’s joint ventures and associates are private entities that are not listed on any public exchange. All operations are continuing. The Company has no share of any contingent liabilities or capital commitments in its joint ventures as at December 31, 2014, and December 31, 2013.

Movement in investments in joint ventures and associates

(In thousands of Canadian dollars)	December 31 2014 $	December 31 2013 $

Balance, beginning of the year	4,996	5,286
Equity contribution	-	96
Share of total comprehensive income	2,419	2,276
Dividends/distributions received	(2,472)	(2,685)
Impact of foreign exchange	32	23

Balance, end of the year	4,975	4,996

To support the activities of certain joint ventures and associates, the Company and the other investors in the joint ventures have agreed to make additional contributions, in proportion to their interests, to make up any losses, if required. In addition, for certain joint ventures and associates, the profits will not be distributed until the parties to the arrangement provide consent for distribution.

14. Other Financial Assets

(In thousands of Canadian dollars)	December 31 2014 $	December 31 2013 $

Investments held for self-insured liabilities	112,020	92,503
Investments	1,645	1,723
Holdbacks on long-term contracts	7,649	6,188
Indemnifications	442	1,377
Other	437	2,790

	122,193	104,581
Less current portion	31,526	21,418

Long-term portion	90,667	83,163

Notes to the Consolidated Financial Statements
December 31, 2014	F-30	Stantec Inc.

Investments held for self-insured liabilities

Investments held for self-insured liabilities consist of government and corporate bonds, equity securities, and term deposits. These investments are classified as available for sale and are stated at fair value with unrealized gains (losses) recorded in other comprehensive income. Their fair value and amortized cost are as follows:

	December 31 2014 $		December 31 2013 $

(In thousands of Canadian dollars)	Fair Value	Amortized Cost/Cost	Fair Value	Amortized Cost/Cost

Bonds	73,209	72,960	59,310	59,079
Equity securities	35,113	27,299	30,115	23,635
Term deposits	3,698	3,698	3,078	3,078

Total	112,020	103,957	92,503	85,792

The bonds bear interest at rates ranging from 0.50% to 5.10% per annum (2013 – 0.50% to 5.28%). Term deposits mature at various dates before March 2015.

The terms to maturity of the bond portfolio, stated at fair value, are as follows:

(In thousands of Canadian dollars)	December 31 2014 $	December 31 2013 $

Within one year	27,340	15,966
After one year but not more than five years	45,869	43,344

Total	73,209	59,310

Indemnifications

The Company’s indemnifications relate to certain legal claims (note 17). During 2014, the Company decreased provisions and indemnification assets relating to prior acquisitions by $1,073,000 (2013 – decreased by $385,000) because of the settlement of certain claims and new information obtained in the year.

15. Trade and Other Payables

(In thousands of Canadian dollars)	December 31 2014 $	December 31 2013 $

Trade accounts payable	104,086	85,100
Employee and payroll liabilities	166,629	141,957
Accrued liabilities	29,578	32,056

	300,293	259,113

Notes to the Consolidated Financial Statements
December 31, 2014	F-31	Stantec Inc.

16. Long-Term Debt

(In thousands of Canadian dollars)	December 31 2014 $	December 31 2013 $

Non-interest-bearing note payable	282	257
Other notes payable	111,191	52,953
Bank loan	64,966	51,053
Senior secured notes	124,594	124,396
Finance lease obligations	8,232	9,414

	309,265	238,073
Less current portion	53,172	37,130

Long-term portion	256,093	200,943

Other notes payable

Other notes payable consists primarily of notes payable for acquisitions (note 7). The weighted average rate of interest on the other notes payable is 3.65% (2013 – 3.10%). The notes may be supported by promissory notes and are due at various times from 2015 to 2018. The aggregate maturity value of the notes is $113,726,000 (2013 – $53,379,000). At December 31, 2014, $100,207,000 (US$86,378,000) (2013 – $26,277,000 (US$24,706,000)) of the notes’ carrying amount was payable in US funds.

Bank loan

During the second quarter of 2014, the Company reached an agreement to extend the maturity date of its $350 million revolving credit facility to August 2018. This facility allows the Company access to an additional $150 million under the same terms and conditions on approval from its lenders. The facility is available for future acquisitions, working capital needs, and general corporate purposes. Depending on the form under which the credit facility is accessed, rates of interest will vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points may vary, depending on the Company’s level of consolidated debt to EBITDA (a non-IFRS measure), from 20 to 125 for Canadian prime and US base rate loans, and from 120 to 225 for bankers’ acceptances, LIBOR loans, and letters of credit. Before the extension, the basis points varied, depending on the Company’s level of consolidated debt to EBITDA, from 20 to 145 for Canadian prime and US base rate loans, and from 120 to 245 for bankers’ acceptances, LIBOR loans, and letters of credit.

At December 31, 2014, $64,966,000 (US$56,000,000) of the bank loan was payable in US funds. At December 31, 2013, $51,053,000 (US$48,000,000) of the bank loan was payable in US funds. Loans may be repaid under the credit facility from time to time at the option of the Company. The credit facility contains restrictive covenants (note 24). The average interest rate applicable at December 31, 2014, and December 31, 2013, was 1.37%.

The funds available under the revolving credit facility are reduced by any outstanding letters of credit issued pursuant to this facility agreement. At December 31, 2014, the Company had issued and outstanding letters of credit, expiring at various dates before January 2016, totaling $2,287,000 (2013 – $222,000), payable in Canadian funds, and $872,000 (US$752,000) (2013 – $950,000 (US$893,000)), payable in US funds. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At December 31, 2014, $281,875,000 (2013 – $297,775,000) was available in the revolving credit facility for future activities.

The Company has a surety facility to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. At December 31, 2014, the Company had issued bonds under this surety facility totaling $36,000 (2013 – $945,000) in Canadian funds and $3,268,000 (US$2,817,000) (2013 – $3,765,000 (US$3,540,000)) in US funds. These bonds expire at various dates before April 2020.

Notes to the Consolidated Financial Statements
December 31, 2014	F-32	Stantec Inc.

During the second quarter, the Company reached an agreement to extend the maturity of its bid bond facility to August 31, 2018, and increased the limit from $10 million to $15 million. This facility allows the Company access to an additional $5 million under the same terms and conditions upon approval from its lenders. This facility may be used for the issuance of bid bonds, performance guarantees, letters of credit, and documentary credits in international currencies. At December 31, 2014, $8,525,000 (2013 – $7,036,000) was issued under this bid bond facility, is payable in various international currencies, that will expire at various dates before January 2016.

Senior secured notes

On May 13, 2011, the Company issued $70 million of 4.332% senior secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018. These amounts were recorded net of transaction costs of $1,115,000. The senior secured notes were issued pursuant to an indenture dated May 13, 2011, between the Company, as issuer, and BNY Trust Company of Canada, as trustee and collateral agent. The senior secured notes are ranked pari passu with the Company’s existing revolving credit facility.

Interest on the senior secured notes is payable semi-annually in arrears on May 10 and November 10 until maturity or the earlier payment, redemption, or purchase in full of the senior secured notes. The Company may redeem the senior secured notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the indenture. The Company may purchase its senior secured notes for cancellation at any time. The senior secured notes contain restrictive covenants (note 24). All Company assets are held as collateral under a general security agreement for the revolving credit facility and the senior secured notes.

Finance lease obligations

The Company has finance leases for software and for automotive and office equipment. At December 31, 2014, and December 31, 2013, finance lease obligations included finance leases bearing interest at rates ranging from 0.66% to 12.98%. These finance leases expire at various dates before January 2018.

Future minimum lease payments under finance leases, together with the present value of the net minimum lease payments, are as follows:

(In thousands of Canadian dollars)	December 31 2014 $	December 31 2013 $

Within one year	5,888	5,491
After one year but not more than five years	2,604	4,544

Total minimum lease payments	8,492	10,035

Present value of minimum lease payments	8,232	9,414

Notes to the Consolidated Financial Statements
December 31, 2014	F-33	Stantec Inc.

17. Provisions

(In thousands of Canadian dollars)	December 31 2014 $	December 31 2013 $

Provision for self-insured liabilities	50,074	47,628
Provisions for claims	4,506	6,946
Onerous contracts	7,812	7,012

	62,392	61,586
Less current portion	10,796	12,047

Long-term portion	51,596	49,539

In the normal conduct of operations, various legal claims are pending against the Company, alleging, among other things, breaches of contract or negligence in connection with the performance of consulting services. The Company carries professional liability insurance, subject to certain deductibles and policy limits, and has a captive insurance company that provides insurance protection against such claims. In some cases, parties are seeking damages that substantially exceed the Company’s insurance coverage. Based on advice and information provided by legal counsel, the Company’s previous experience with the settlement of similar claims, and the results of the annual actuarial review, management believes that the Company has recognized adequate provisions for probable and reasonably estimated liabilities associated with these claims. In addition, management believes that it has appropriate insurance in place to respond to and offset the cost of resolving these claims.

Due to uncertainties in the nature of the Company’s legal claims, such as the range of possible outcomes and the progress of the litigation, provisions accrued involve estimates. The ultimate cost to resolve these claims may exceed or be less than those recorded in the consolidated financial statements. Management believes that the ultimate cost to resolve these claims will not materially exceed the insurance coverage or provisions accrued and, therefore, would not have a material adverse effect on the Company’s consolidated statements of income and financial position. Management regularly reviews the timing of the outflows of these provisions. Cash outflows for existing provisions are expected to occur within the next one to five years, although this is uncertain and depends on the development of the various claims. These outflows are not expected to have a material impact on the Company’s cash flows.

Provision for self-insured liabilities

(In thousands of Canadian dollars)	December 31 2014 $	December 31 2013 $

Provision, beginning of the year	47,628	36,381
Current-year provision	4,893	16,807
Payment for claims settlement	(5,180)	(7,263)
Impact of foreign exchange	2,733	1,703

Provision, end of the year	50,074	47,628

The current and long-term portions of provision for self-insured liabilities are determined based on an actuarial estimate. At December 31, 2014, the long-term portion was $46,521,000 (2013 – $44,553,000).

Notes to the Consolidated Financial Statements
December 31, 2014	F-34	Stantec Inc.

Provisions for claims

(In thousands of Canadian dollars)	December 31 2014 $	December 31 2013 $

Provisions, beginning of the year	6,946	8,717
Current-year provisions	1,528	1,413
Claims from acquisitions	672	-
Claims paid or otherwise settled	(4,810)	(3,310)
Impact of foreign exchange	170	126

Provisions, end of the year	4,506	6,946

Provisions for claims include an estimate for costs associated with legal claims covered by third-party insurance. Often, these legal claims are from prior acquisitions and may be indemnified by the acquiree (notes 7 and 14).

Onerous contracts

(In thousands of Canadian dollars)	December 31 2014 $	December 31 2013 $

Liability, beginning of the year	7,012	6,724
Current-year provisions	1,637	5,465
Resulting from acquisitions	816	-
Costs paid or otherwise settled	(2,098)	(5,552)
Impact of foreign exchange	445	375

Liability, end of the year	7,812	7,012

Onerous contracts consist of lease exit liabilities and sublease losses. Payments for onerous contracts will occur until December 2024.

18. Other Liabilities

(In thousands of Canadian dollars)	Note	December 31 2014 $	December 31 2013 $

Deferred gain on sale leaseback		2,506	3,131
Lease inducement benefits		44,411	40,679
Lease disadvantages	12	4,784	3,407
Deferred share units payable	21	13,157	12,198
Other cash-settled share-based compensation	21	4,960	3,598
Liability for uncertain tax positions		6,453	4,779

		76,271	67,792
Less current portion		11,953	9,837

Long-term portion		64,318	57,955

Notes to the Consolidated Financial Statements
December 31, 2014	F-35	Stantec Inc.

19. Commitments

The Company has entered into various operating lease commitments, including commitments for annual basic premises rent under long-term leases, storage facilities, and equipment and vehicle operating leases. The Company also entered into purchase obligations for software support and equipment. Depending on the agreement, the Company may enter into renewal options or escalation clauses.

Future minimum rentals payable under non-cancellable operating leases and purchase obligations as at December 31, 2014, are as follows:

(In thousands of Canadian dollars)	$

Within one year	133,988
After one year but not more than five years	368,911
More than five years	379,286

882,185

The premises rental expense for the year ended December 31, 2014, was $106,885,000 (2013 – $90,822,000).

Sublease rental income for the year ended December 31, 2014, was $4,358,000 (2013 – $4,565,000). Future minimum sublease payments expected to be received under non-cancellable sublease agreements as at December 31, 2014, are $10,442,000 (2013 – $5,646,000).

20. Contingencies and Guarantees

The nature of the Company’s legal claims and the provisions recorded for these claims are described in note 17. Although the Company accrues adequate provisions for probable legal claims, it has contingent liabilities relating to reported legal incidents that, based on current known facts, are not probable to result in future cash outflows. The Company is monitoring these incidents and will accrue no provision until further information results in a situation in which the criteria required to record a provision is met. Due to the nature of these incidents, such as the range of possible outcomes and the possibility of litigation, it is not practicable for management to estimate the financial effects of these incidents, the amount and timing of future outflows, and the possibility of any reimbursement of these outflows.

During 2009, the Company issued a guarantee, up to a maximum of US$60 million, for project work with the US federal government. In the third quarter of 2014, this guarantee expired due to the completion of project work. The Company did not make any payments under this guarantee and no amounts were accrued in the consolidated financial statements with respect to the guarantee.

In the normal course of business, the Company provides indemnifications and, in very limited circumstances, surety bonds. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. The Company also indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. These indemnifications may require the Company to compensate the counterparty for costs incurred as a result of various events, including changes to or in the interpretation of laws and regulations, or as a result of damages or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnifications will vary based upon the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amount that it could be required to pay to counterparties. The Company carries liability insurance, subject to certain deductibles and policy limits, that provides protection against certain insurable indemnifications. Historically, the Company has not made any material payments under such indemnifications, and no amounts have been accrued in the consolidated financial statements with respect to these indemnifications.

Notes to the Consolidated Financial Statements
December 31, 2014	F-36	Stantec Inc.

21. Share Capital

Authorized
Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series, with attributes designated by the board of directors

Common shares

During 2014, the Company recognized a share-based compensation expense of $7,659,000 (2013 – $12,707,000) in administrative and marketing expenses in the consolidated statements of income. Of the amount expensed, $4,659,000 (2013 – $3,778,000) related to the fair value of options granted and $3,000,000 (2013 – $8,929,000) related to cash-settled share-based compensation (deferred share units, restricted share units, and performance share units).

The fair value of options granted was reflected through contributed surplus, and the cash-settled share-based compensation was reflected through other liabilities. Upon the exercise of share options, for which a share-based compensation expense has been recognized, the cash paid, together with the related portion of contributed surplus, is credited to share capital.

On September 4, 2014, the Company’s board of directors declared a two-for-one share split to be effected by way of a share dividend. The payment date for the share dividend was November 14, 2014, for shareholders of record as at the close of business on October 31, 2014. Common shares commenced trading on an ex-dividend basis with respect to the share dividend on November 17, 2014.

Dividends

Holders of common shares are entitled to receive dividends when declared by the Company’s board of directors. The table below describes the dividends declared and recorded in the consolidated financial statements in 2014 and 2013. All the dividend per share amounts have been adjusted for the share split that occurred on November 14, 2014.

Date Declared	Record Date	Payment Date	Dividend per Share $	Paid $

February 20, 2013	March 28, 2013	April 18, 2013	0.0825	7,611,000
May 8, 2013	June 28, 2013	July 18, 2013	0.0825	7,625,000
July 31, 2013	September 27, 2013	October 17, 2013	0.0825	7,649,000
October 30, 2013	December 31, 2013	January 16, 2014	0.0825	7,684,000
February 26, 2014	March 28, 2014	April 17, 2014	0.0925	8,634,000
May 14, 2014	June 27, 2014	July 17, 2014	0.0925	8,647,000
August 6, 2014	September 26, 2014	October 16, 2014	0.0925	8,676,000
November 15, 2014	December 31, 2014	January 15, 2015	0.0925	-

At December 31, 2014, trade and other payables included $8,680,000 related to the dividends declared on November 15, 2014.

Share-based payment transactions

Before 2014, the Company had separate share-based payment plans for options and restricted share units. In the first quarter of 2014, restricted share units were issued under this restricted share unit plan for service performed in 2013. In 2014, the Company implemented a new long-term incentive program, providing the flexibility to choose annually from various compensation vehicles. In 2014, under the long-term incentive program, the Company granted share options and performance share units. The Company also has a deferred share unit plan for the board of directors. All of the comparative share-based payment transaction information below has been adjusted from amounts previously reported for the two-for-one share split that occurred on November 14, 2014.

Notes to the Consolidated Financial Statements
December 31, 2014	F-37	Stantec Inc.

a) Share options

The Company has granted share options to officers and employees to purchase 2,676,568 shares at prices between $14.33 and $32.90 per share. These options expire on dates between August 18, 2015, and March 4, 2021.

		December 31 2014		December 31 2013
	Shares #	Weighted Average Exercise Price $	Shares #	Weighted Average Exercise Price $

Share options, beginning of the year	2,610,830	16.80	2,951,646	14.40
Granted	803,926	32.90	910,000	20.88
Exercised	(683,994)	15.48	(1,184,476)	13.93
Forfeited	(54,194)	24.61	(66,340)	16.90

Share options, end of the year	2,676,568	21.82	2,610,830	16.80

The options held by officers and employees at December 31, 2014, were as follows:

Options Outstanding				Options Exercisable
Range of Exercise Prices $	Outstanding #	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price $	Shares Exercisable #	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price $

14.33 – 14.88	1,104,564	3.04	14.66	882,716	2.76	14.61
20.88	791,590	5.16	20.88	216,702	5.16	20.88
32.90	780,414	6.18	32.90	-	-	-

14.33 – 32.90	2,676,568	4.58	21.82	1,099,418	3.23	15.84

The fair value of options granted is determined at the date of grant using the Black-Scholes option-pricing model. The model was developed to use when estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions.

In 2014, the Company granted 803,926 (2013 – 910,000) share options. The estimated fair value of options granted at the share market price on the grant date was $6.93 (2013 – $5.59) and was determined using the weighted average assumptions indicated below:

	2014	2013

Volatility in the price of the Company’s shares (%)	26.07	34.96
Risk-free interest rate (%)	1.34	1.44
Expected hold period to exercise (years)	4.50	4.50
Dividend yield (%)	1.125	1.58
Exercise price ($)	32.90	20.88

Notes to the Consolidated Financial Statements
December 31, 2014	F-38	Stantec Inc.

The expected volatility was based on the historical volatility of the Company’s shares over a period commensurate with the expected hold period of the share option. The risk-free interest rate for the expected hold period of the options was based on the yield available on government bonds, with an approximate equivalent remaining term at the time of the grant. Historical data was used to estimate the expected hold period before exercising the option. The options have a contractual life of seven years.

A summary of the status of the Company’s non-vested options as of December 31, 2014, and of changes in the year are as follows:

	Number of Shares Subject to Option #	Weighted Average Grant Date Fair Value $

Non-vested share options, beginning of the year	1,593,298	5.22
Granted	803,926	6.93
Vested	(765,880)	4.78
Forfeited	(54,194)	5.99

Non-vested share options, end of the year	1,577,150	6.28

As at December 31, 2014, 1,577,150 (2013 – 1,593,298) options remained unvested. As at December 31, 2014, a total compensation cost of $3,497,000 (2013 – $3,019,000) relating to the Company’s share option plans remains unrecognized. This cost is expected to be recognized over a weighted average period of 0.84 years (2013 – 0.85 years).

b) Restricted share units

Under the Company’s restricted share units plan, senior vice presidents (SVPs) may receive restricted share units equal to one common share. The SVPs are granted an allotment of these units annually; after two years, they receive a cash payment equivalent to the weighted-by-volume average of the closing price of the Company’s common shares for the last 10 trading days before the units’ release date. The restricted share units vest on their grant date since the SVPs were not required to complete a specified period of service. The units are recorded at fair value. Restricted share units are adjusted for dividends as they arise, based on the number of units outstanding on the record date. During 2014, 38,523 restricted share units were issued (2013 – 50,706). At December 31, 2014, 88,491 units were outstanding at the fair value of $2,774,000 (2013 – 107,382 units at the fair value of $3,598,000).

c) Performance share units

Under the Company’s long-term incentive plan, certain members of the senior leadership teams, including the chief executive officer (CEO), were granted performance share units in the first quarter of 2014. Performance share units are adjusted for dividends as they arise, based on the number of units held on the record date. These units vest upon completing a three-year service condition that starts on the date the units are granted. In addition, the number of units that vest is subject to a percentage that can range from 0% to 200%, depending on achieving two equally weighted three-year performance objectives based on net income growth and return on equity. For the units that vest, unit holders will receive a cash payment based on the closing price of the Company’s common shares on March 3, 2017. The fair value of these units is expensed over their three-year vesting period. During 2014, 156,800 performance share units were issued and 1,063 units were forfeited. At December 31, 2014, 155,737 units were outstanding at the fair value of $7,795,000. No performance share units were issued before 2014.

d) Deferred share units

The Company also has a deferred share unit plan. Under this plan, directors of the board of the Company may receive deferred share units equal to one common share. Before 2014, the CEO could also receive deferred share units. These

Notes to the Consolidated Financial Statements
December 31, 2014	F-39	Stantec Inc.

units vest on their grant date. They are paid in cash to the CEO and directors of the board on their death or retirement, or in the case of the CEO, in cash on termination. They are valued at the weighted-by-volume average of the closing market price of the Company’s common shares for the last 10 trading days of the month of death, retirement, or termination. These units are recorded at fair value. Deferred share units are adjusted for dividends as they arise, based on the number of units outstanding on the record date. During the year, 55,698 deferred share units were issued (2013 – 70,534). At December 31, 2014, 419,704 units were outstanding at the fair value of $13,157,000 (2013 – 364,006 units at the fair value of $12,198,000).

22. Fair Value Measurements

All financial instruments carried at fair value are categorized into one of the following three categories:

•	Level 1 – quoted market prices in active markets for identical assets or liabilities at the measurement date
•	Level 2 – observable inputs other than quoted prices included within level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets or liabilities that are not active, or other inputs that are observable directly or indirectly
•	Level 3 – unobservable inputs for the assets and liabilities that reflect the reporting entity’s own assumptions and are not based on observable market data

When forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

When determining fair value, the Company considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability. The Company measures certain financial assets at fair value on a recurring basis. In 2014, no change has been made to the method of determining fair value.

For financial instruments recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorizations at the end of each reporting period. During the year ended December 31, 2014, no transfers were made between levels 1 and 2 fair value measurements.

The following table summarizes the Company’s fair value hierarchy for those assets measured and adjusted to fair value on a recurring basis as at December 31, 2014:

(In thousands of Canadian dollars)	Note	Carrying Amount of Asset $	Quoted Prices in Active Markets for Identical Items (Level 1) $	Significant Other Observable Inputs (Level 2) $	Significant Unobservable Inputs (Level 3) $

Investments held for self-insured liabilities	14	112,020	-	112,020	-

Investments held for self-insured liabilities consist of government and corporate bonds, equity securities, and term deposits. Fair value of equities is determined using the reported net asset value per share of the investment funds. The funds derive their value from the observable quoted prices of the equities owned that are traded in an active market. Fair value of bonds is determined using observable prices of debt with characteristics and maturities that are similar to the bonds being valued.

Notes to the Consolidated Financial Statements
December 31, 2014	F-40	Stantec Inc.

The following table summarizes the Company’s fair value hierarchy for those liabilities that were not measured at fair value but were disclosed at fair value on a recurring basis as at December 31, 2014:

(In thousands of Canadian dollars)	Note	Fair Value Amount of Liability $	Quoted Prices in Active Markets for Identical Items (Level 1) $	Significant Other Observable Inputs (Level 2) $	Significant Unobservable Inputs (Level 3) $

Other notes payable	16	112,484	-	112,484	-
Senior secured notes	16	130,343	-	130,343	-

		242,827	-	242,827	-

The fair values of other notes payable and senior secured notes are determined by calculating the present value of future payments using observable benchmark interest rates and credit spreads for debt with similar characteristics and maturities.

23. Financial Instruments

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents, investments held for self-insured liabilities, investments, holdbacks on long-term contracts, and trade and other receivables. The Company’s maximum amount of credit risk exposure is limited to the carrying amount of these financial instruments, which is $706,769,000 at December 31, 2014 (2013 – $628,351,000).

The Company limits its exposure to credit risk by placing its cash and cash equivalents in and entering into derivative agreements with high-quality credit institutions. Investments held for self-insured liabilities include bonds, equities, and term deposits. The risk associated with bonds, equities, and term deposits is mitigated by the overall quality and mix of the Company’s investment portfolio.

The Company mitigates the risk associated with trade and other receivables and holdbacks on long-term contracts by providing services to diverse clients in various industries and sectors of the economy. The Company does not concentrate its credit risk in any particular client, industry, or economic or geographic sector. In addition, management reviews trade and other receivables past due on an ongoing basis to identify matters that could potentially delay the collection of funds at an early stage. The Company monitors trade receivables to an internal target of days of revenue in trade receivables. At December 31, 2014, there were 59 days (2013 – 62 days) of revenue in trade receivables.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet obligations associated with its financial liabilities as they fall due. The Company meets its liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from its $350 million revolving credit facility and senior secured notes, and the issuance of common shares. The unused capacity of the credit facility at December 31, 2014, was $281,875,000 (2013 – $297,775,000). The Company believes that it has sufficient resources to meet its obligations associated with its financial liabilities. Liquidity risk is managed according to the Company’s internal guideline of maintaining a net debt to EBITDA ratio of less than 2.5 (note 24).

Notes to the Consolidated Financial Statements
December 31, 2014	F-41	Stantec Inc.

The timing of undiscounted cash outflows relating to financial liabilities is outlined in the table below:

(In thousands of Canadian dollars)	Total $	Less than 1 Year $	1–3 Years $	After 3 Years $

December 31, 2013
Trade and other payables	259,113	259,113	-	-
Long-term debt	240,399	37,946	146,521	55,932
Other financial liabilities	3,968	1,927	164	1,877

Total contractual obligations	503,480	298,986	146,685	57,809

December 31, 2014
Trade and other payables	300,293	300,293	-	-
Long-term debt	327,385	58,533	267,647	1,205
Other financial liabilities	5,320	2,773	356	2,191

Total contractual obligations	632,998	361,599	268,003	3,396

In addition to the financial liabilities listed in the preceding table, the Company will pay interest on the bank loan and senior secured notes outstanding in future periods. Further information on long-term debt is included in note 16.

Interest rate risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market rates of interest. The Company is subject to interest rate cash flow risk to the extent that its revolving credit facility is based on floating rates of interest. The Company is also subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government and corporate bonds, and term deposits.

If the interest rate on the Company’s revolving credit facility balance at December 31, 2014, was 0.5% higher, with all other variables held constant, net income would have decreased by an insignificant amount. If the interest rate was 0.5% lower, there would have been an equal and opposite impact on net income.

The Company has the flexibility to partly mitigate its exposure to interest rate changes by maintaining a mix of both fixed- and floating-rate debt. The Company’s senior secured notes have fixed interest rates; therefore, interest rate fluctuations would have no impact on the interest payments for the senior secured notes.

Foreign exchange risk

Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in net income arise on the translation of foreign currency–denominated assets and liabilities (such as trade and other receivables, trade and other payables, and long-term debt) held in the Company’s Canadian operations and non-US-based foreign subsidiaries. The Company minimizes its exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars and British pounds in exchange for Canadian dollars.

If exchange rates were $0.01 higher or lower at December 31, 2014, and December 31, 2013, with all other variables held constant, there would have been an insignificant impact on the Company’s net income.

Foreign exchange fluctuations may also arise on the translation of the Company’s US-based subsidiaries or other foreign subsidiaries, where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income. The Company does not hedge for this foreign exchange risk.

Notes to the Consolidated Financial Statements
December 31, 2014	F-42	Stantec Inc.

Price risk

The Company’s investments held for self-insured liabilities are exposed to price risk arising from changes in the market values of the equity funds. This risk is mitigated to the extent that the portfolio of equity funds is monitored regularily and is relatively diversified. The effects of a 1.0% decline or increase in equity prices would have an insignificant impact on the Company’s comprehensive income.

24. Capital Management

The Company’s objective when managing capital is to provide sufficient capacity to cover normal operating and capital expenditures, as well as acquisition growth and payment of dividends, while maintaining an adequate return for shareholders. The Company defines its capital as the aggregate of long-term debt (including the current portion) and shareholders’ equity.

The Company manages its capital structure to maintain the flexibility to adjust to changes in economic conditions and acquisition growth and to respond to interest rate, foreign exchange, credit, and other risks. To maintain or adjust its capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, or raise or retire debt.

The Company periodically monitors capital by maintaining the following ratio targets:

•	Net debt to EBITDA ratio below 2.5
•	Return on equity (ROE) at or above 14%

These targets are established annually and monitored quarterly. Targets for 2014 are the same as for 2013.

Net debt to EBITDA ratio, a non-IFRS measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash equivalents, divided by (2) EBITDA, calculated as income before income taxes, net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible asset impairment. The Company’s net debt to EBITDA ratio was 0.53 at December 31, 2014 (2013 – 0.36), calculated on a trailing four-quarter basis. Going forward, there may be occasions when the Company exceeds its target by completing acquisitions that increase its debt level above the target for a period of time.

ROE, a non-IFRS measure, is calculated as net income for the last four quarters, divided by average shareholders’ equity over each of those quarters. The Company’s ROE was 16.8% for the year ended December 31, 2014 (2013 – 18.2%).

The Company is subject to restrictive covenants related to its $350 million revolving credit facility and its senior secured notes that are measured quarterly. These covenants include, but are not limited to, consolidated debt to EBITDA and EBITDAR to consolidated debt service ratio (non-IFRS measures). EBITDAR is calculated as EBITDA, plus building rental obligations net of common area costs, taxes, charges, and levies. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating the repayment of the debt obligation. The Company was in compliance with the covenants under these agreements as at and throughout the year ended December 31, 2014.

Notes to the Consolidated Financial Statements
December 31, 2014	F-43	Stantec Inc.

25. Income Taxes

The effective income tax rate in the consolidated statements of income differs from statutory Canadian tax rates as a result of the following:

	For the year ended
	December 31

	2014%	2013%

Income tax expense at statutory Canadian rates	26.0	25.9
Increase (decrease) resulting from:
Income from associated companies	(0.1)	(0.1)
Rate differential on foreign income	0.4	1.4
Non-deductible expenses:
Meals and entertainment	0.5	0.6
Non-taxable foreign income net of non-creditable withholding taxes	(1.1)	(1.0)
Other	0.6	(0.3)

	26.3	26.5

The major components of deferred income tax recovery are as follows:

	For the year ended
	December 31

(In thousands of Canadian dollars)	2014 $	2013 $

Origination and reversal of timing differences	(1,031)	(7,487)
Write-down of loss carryforwards	-	69
Change of tax rates	5	(12)

Total deferred income tax recovery	(1,026)	(7,430)

Significant components of the Company’s deferred income tax assets and liabilities are as follows:

(In thousands of Canadian dollars)	December 31 2014 $	December 31 2013 $

Deferred income tax assets
Differences in timing of deductibility of expenses	46,420	35,068
Loss carryforwards	6,455	2,284
Tax cost of property and equipment in excess of carrying value	3,875	5,487
Deferred gain on sale of building	98	208
Other	1,953	2,336

	58,801	45,383

Notes to the Consolidated Financial Statements
December 31, 2014	F-44	Stantec Inc.

(In thousands of Canadian dollars)	December 31 2014 $	December 31 2013 $

Deferred income tax liabilities
Cash to accrual adjustments on acquisitions of US subsidiaries	3,551	3,637
Differences in timing of taxability of revenues	19,100	12,972
Carrying value of property and equipment in excess of tax cost	6,448	5,351
Carrying value of intangible assets in excess of tax cost	42,060	33,075
Other	3,443	3,047

	74,602	58,082

The following is a reconciliation of net deferred tax assets (liabilities):

(In thousands of Canadian dollars)	December 31 2014 $	December 31 2013 $

Balance, beginning of the year	(12,699)	(16,865)
Tax recovery during the year recognized in net income	1,026	7,430
Tax expense during the year recognized in other comprehensive income	(40)	(78)
Deferred taxes acquired through business combinations	(5,064)	(2,398)
Impact of foreign exchange	338	(227)
Other	638	(561)

Balance, end of the year	(15,801)	(12,699)

At December 31, 2014, except as noted below, all loss carryforwards available to reduce the taxable income of Canadian, US, and foreign subsidiaries were recognized in the consolidated financial statements. The Company has unrecognized federal loss carryforwards of approximately $1,027,000 (US$885,000) (2013 – $941,000 (US$885,000)) that are available to reduce the taxable income of certain US subsidiaries and that expire at varying times over the next 20 years. The Company also has unrecognized loss carryforwards of approximately $8,946,000 (2013 – $9,295,000) and no recognized loss carryforwards that are available to reduce the taxable income of certain other foreign subsidiaries.

Notes to the Consolidated Financial Statements
December 31, 2014	F-45	Stantec Inc.

26. Net Interest Expense

	For the year ended
	December 31

(In thousands of Canadian dollars)	2014 $	2013 $

Interest on other notes payable	3,441	2,330
Interest on bank loan	1,404	1,301
Interest on senior secured notes	5,649	5,649
Interest on finance leases	312	491
Other	131	434

Total interest expense	10,937	10,205

Interest income on available-for-sale investment debt securities	(1,498)	(1,110)
Other	(924)	(475)

Total interest income	(2,422)	(1,585)

Net interest expense	8,515	8,620

Other net finance (income) expense	For the year ended
	December 31

(In thousands of Canadian dollars)	2014 $	2013 $

Amortization on available-for-sale investment debt securities	515	359
Bank charges	2,654	2,571

Total other finance expense	3,169	2,930

Realized gain on sale of available-for-sale investment debt securities	(86)	(78)
Derecognition of note payable	-	(4,198)

Total other finance income	(86)	(4,276)

Other net finance expense (income)	3,083	(1,346)

Notes to the Consolidated Financial Statements
December 31, 2014	F-46	Stantec Inc.

27. Employee Costs

	For the year ended
	December 31

(In thousands of Canadian dollars)	2014 $	2013 $

Wages, salaries, and benefits	1,383,326	1,201,116
Pension costs	37,903	31,626
Share-based compensation	7,659	12,707

Total employee costs	1,428,888	1,245,449

Direct labor	936,918	829,926
Indirect labor	491,970	415,523

Total employee costs	1,428,888	1,245,449

Direct labor costs include salaries, wages, and related fringe benefits for labor hours directly associated with the completion of projects. Bonuses, share-based compensation, and salaries, wages, and related fringe benefits for labor hours not directly associated with the completion of projects are included in indirect employee costs. Indirect employee costs are included in administrative and marketing expenses in the consolidated statements of income.

28. Earnings Per Share

The number of basic and diluted common shares outstanding, calculated on a weighted average basis, is as follows:

	December 31 2014 #	December 31 2013 #

Basic shares outstanding	93,540,206	92,510,462
Share options (dilutive effect of 1,896,154 options; 2013 – 2,610,830 options)	787,853	656,030

Diluted shares outstanding	94,328,059	93,166,492

At December 31, 2014, 780,414, (December 31, 2013 - nil) options were antidilutive and, therefore, were not considered in computing diluted earnings per share. Basic and diluted earnings per share and share option amounts have been adjusted from previously reported amounts for the two-for-one share split that occurred on November 14, 2014.

Notes to the Consolidated Financial Statements
December 31, 2014	F-47	Stantec Inc.

29. Cash Flows from Operating Activities

Cash flows from operating activities determined by the indirect method are as follows:

	For the year ended
	December 31

(In thousands of Canadian dollars)	2014 $	2013 $

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income for the year	164,498	146,201
Add (deduct) items not affecting cash:
Depreciation of property and equipment	38,698	32,389
Amortization of intangible assets	24,252	21,235
Deferred income taxes	(1,026)	(7,430)
Loss on dispositions of investments and other assets	2,065	4,086
Share-based compensation expense	7,659	12,707
Provision for self-insured liabilities and claims	6,421	18,220
Other non-cash items	(4,834)	(5,942)
Share of income from joint ventures and associates	(2,419)	(2,276)

	235,314	219,190

Trade and other receivables	12,509	(13,472)
Unbilled revenue	(42,519)	12,366
Prepaid expenses	444	(3,725)
Trade and other payables	2,322	32,727
Billings in excess of costs	11,731	13,537
Income taxes payable	(12,580)	11,506

	(28,093)	52,939

Cash flows from operating activities	207,221	272,129

Notes to the Consolidated Financial Statements
December 31, 2014	F-48	Stantec Inc.

30. Related-Party Disclosures

As at December 31, 2014, the Company has subsidiaries that are controlled by the Company and consolidated in its financial statements. Control is established when the Company is exposed to variable returns of the entity and can use its power to influence the variable returns.

The Company owns 100% of the voting and restricted securities of the entities below, except for AIVEK Stantec Limited Partnership (AIVEK) and Stassinu Stantec Limited Partnership (Stassinu).

The Company holds less than 50% of the voting rights of both AIVEK and Stassinu; however, the Company serves as the general partner for both entities and holds the ultimate decision-making rights for both entities, including power to influence the variable returns of the entities through control over their relevant activities. Based on these facts and circumstances, management determined that the Company controls these entities and that the remaining non-controlling interests are immaterial.

Name	Jurisdiction of Incorporation

58053 Newfoundland & Labrador Inc.	Newfoundland and Labrador, Canada
59991 Newfoundland & Labrador Ltd.	Newfoundland and Labrador, Canada
3221969 Nova Scotia Company	Nova Scotia, Canada
AIVEK Stantec Limited Partnership	Newfoundland and Labrador, Canada
ENTRAN of Virginia, PLLC	Virginia, United States
International Insurance Group Inc.	Barbados
Jacques Whitford Holdco Ltd.	Cayman Islands
Nu Nennè-Stantec Inc.	Alberta, Canada
Processess Unlimited International, LLC	California, United States
Processess Unlimited International, LLC	Delaware, United States
Stantec Aircraft Holdings Ltd.	Alberta, Canada
Stantec Consulting Caribbean Ltd.	Barbados
Stantec Consulting Cayman Islands Ltd.	Cayman Islands
Stantec Consulting Colombia S.A.S.	Colombia
Stantec Consulting International LLC	Arizona, United States
Stantec Consulting International Ltd.	Canada
Stantec Consulting Labrador Ltd.	Newfoundland and Labrador, Canada
Stantec Consulting Ltd.	Canada
Stantec Consulting Michigan Inc.	Michigan, United States
Stantec Consulting Services Inc.	New York, United States
Stantec Delaware II LLC	Delaware, United States
Stantec do Brasil Engenharia e Consultoria Ltda.	Brazil
Stantec Holdings (Delaware) III Inc.	Delaware, United States
Stantec Holdings II Ltd.	Alberta, Canada
Stantec Newfoundland & Labrador Ltd.	Newfoundland and Labrador, Canada
Stantec Technology International Inc.	Delaware, United States
Stassinu Stantec Limited Partnership	Newfoundland and Labrador, Canada
UEI Associates, Inc.	Texas, United States
UEI Global I, Inc.	Texas, United States
Universal Energy do Brasil Ltda.	Brazil

There are no significant restrictions on the Company’s ability to access or use assets, or to settle liabilities of its subsidiaries. The financial statements of all subsidiaries are prepared as at the same reporting date as the Company’s.

Notes to the Consolidated Financial Statements
December 31, 2014	F-49	Stantec Inc.

Structured entities

As at December 31, 2014, the Company has management agreements in place with several entities to provide various services, including architecture, engineering, planning, and project management. These entities have been designed so that voting rights are not the dominant factor in deciding who controls the entity. Each entity has a management agreement in place that provides the Company with control over the relevant activities of the entity where it has been assessed that the Company is exposed to variable returns of the entity and can use its power to influence the variable returns. The Company receives a management fee generally equal to the net income of the entities and has an obligation regarding the liabilities and losses of the entities. Based on these facts and circumstances, management determined that the Company controls these entities and they are consolidated in the Company’s consolidated financial statements. The Company does not have any unconsolidated structured entities.

The following is a list of the structured entities that are consolidated in the Company’s financial statements.

Name	Jurisdiction of Incorporation

Stantec Architecture and Engineering LLC	Pennsylvania, United States
Stantec Architecture and Engineering P.C.	Massachusetts, United States
Stantec Architecture Inc.	North Carolina, United States
Stantec Architecture Ltd.	Canada
Stantec Connecticut Inc.	Connecticut, United States
Stantec Consulting Private Limited	India
Stantec Engineering (Puerto Rico) P.S.C.	Puerto Rico
Stantec Geomatics Ltd.	Alberta, Canada
Stantec International Inc.	Pennsylvania, United States
Stantec Limited	England and Wales
Stantec Planning and Landscape Architecture P.C.	Maine, United States
Stantec Planning and Landscape Architecture P.C.	New York, United States

Joint ventures and associates

The Company enters into transactions through its investments in joint ventures and associates. These transactions involve providing or receiving services, and these transactions were entered into in the normal course of business and on an arm’s-length basis.

The following table provides the total amount of transactions (before intercompany eliminations) that have been entered into with related parties for the year ended December 31, 2014:

			Amounts
	Sales to		Owed by
	Related	Distributions	Related
	Parties	Paid	Parties
(In thousands of Canadian dollars)	$	$	$

Joint ventures	18,635	2,282	6,064
Associates	19,712	190	4,463

Notes to the Consolidated Financial Statements
December 31, 2014	F-50	Stantec Inc.

The following table provides the total amount of transactions (before intercompany eliminations) that have been entered into with related parties for the year ended December 31, 2013:

			Amounts
	Sales to		Owed by
	Related	Distributions	Related
	Parties	Paid	Parties
(In thousands of Canadian dollars)	$	$	$

Joint ventures	18,026	2,684	6,837
Associates	12,514	-	2,651

Compensation of key management personnel and directors of the Company

	For the year ended
	December 31

(In thousands of Canadian dollars)	2014 $	2013 $

Salaries and other short-term employment benefits	9,802	9,474
Directors’ fees	260	281
Share-based compensation	2,803	9,385

Total compensation	12,865	19,140

In 2013, the Company’s key management personnel included its CEO, chief operating officer (COO), chief financial officer (CFO), and SVPs. Effective January 1, 2014, due to a realignment of the Company’s senior leadership teams, the Company’s key management personnel include its CEO, COO, CFO, and executive vice presidents. The amounts disclosed in the table are the amounts recognized as an expense related to key management personnel and directors during the reporting year. Share-based compensation includes the fair value adjustment for the year.

31. Segmented Information

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and internationally. It considers the basis on which it is organized, including geographic areas and service offerings, to identify its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker in allocating resources and assessing performance. The chief operating decision maker is the CEO of the Company, and the Company’s operating segments are based on its regional geographic areas.

The Company has three operating segments—Canada, the United States, and International—which are aggregated into the consulting services reportable segment.

Notes to the Consolidated Financial Statements
December 31, 2014	F-51	Stantec Inc.

Geographic information: Non-current assets

(In thousands of Canadian dollars)	December 31 2014 $	December 31 2013 $

Canada	431,055	426,452
United States	578,015	378,721
International	1,511	2,044

	1,010,581	807,217

Non-current assets in the table above consist of property and equipment, goodwill, and intangible assets.

Geographic information: Gross revenue

	For the year ended
	December 31

(In thousands of Canadian dollars)	2014 $	2013 $

Canada	1,346,628	1,290,215
United States	1,090,543	867,479
International	92,747	78,716

	2,529,918	2,236,410

Gross revenue is attributed to countries based on the location of the project.

Business operating unit information: Gross revenue

	For the year ended
	December 31

(In thousands of Canadian dollars)	2014 $	2013 $

Buildings	538,484	466,576
Energy & Resources	1,109,186	986,816
Infrastructure	882,248	783,018

	2,529,918	2,236,410

Effective January 1, 2014, the Company’s five practice area units—Buildings, Environment, Industrial, Transportation, and Urban Land—were realigned into three business operating units. Comparative figures have been reclassified to reflect this change.

Customers

The Company has a large number of clients in various industries and sectors of the economy. Gross revenue is not concentrated in any particular client.

Notes to the Consolidated Financial Statements
December 31, 2014	F-52	Stantec Inc.

32. Amounts Due from Customers

The net amount due from customers, excluding trade receivables, for contracts in progress at each consolidated statement of financial position date, is as follows:

(In thousands of Canadian dollars)	December 31 2014 $	December 31 2013 $

Gross amount due from customers (unbilled revenue)	192,310	143,894
Gross amount due to customers (billings in excess of costs)	(96,082)	(77,803)

Net amount due from customers	96,228	66,091

As at December 31, 2014, the current portion of holdbacks held by customers included in trade and other receivables was $4,351,000 (2013 – $3,423,000).

33. Investment Tax Credits

Investment tax credits, arising from qualifying scientific research and experimental development efforts pursuant to existing tax legislation, are recorded as a reduction of the applicable administrative and marketing expenses when there is reasonable assurance of their ultimate realization. In 2014, investment tax credits of $1,309,000 (2013 – $3,099,000) were recorded and reduced administrative and marketing expenses.

34. Events after the Reporting Period

On January 16, 2015, the Company acquired certain assets and liabilities of Dessau Inc. for cash consideration. The Company acquired the Canadian engineering operations of this Montreal-based firm, which has offices throughout Quebec and in Mississauga and Ottawa, Ontario. This acquisition adds to the Company’s expertise in healthcare, water, power and energy, transportation, and community development, as well as introduces telecommunications and security services to its broader platform.

On January 30, 2015, the Company entered into an agreement to acquire the shares of Sparling, Inc. (Sparling) for cash consideration and notes payable. The acquisition is expected to be completed on February 28, 2015, subject to certain conditions. Sparling is based in Seattle, Washington, and has additional offices in San Diego, California and in Portland, Oregon. Sparling provides expertise in electrical engineering and architectural lighting design. This addition will further enhance the Company’s West Coast presence in the United States.

On February 25, 2015, the Company declared a dividend of $0.105 per share, payable on April 16, 2015, to shareholders of record on March 31, 2015.

Notes to the Consolidated Financial Statements
December 31, 2014	F-53	Stantec Inc.